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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Offering Price Per Share(1)	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share	11,500,000	$41.74	$480,010,000	$18,864.40

(1)
Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the offering price and registration fee are based on the average of the high and low prices for the Common Stock on June 10, 2008, as reported on the New York Stock Exchange.

(2)
Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-147139

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 5, 2007)

10,000,000 Shares

Common Stock

        The selling stockholders named in this prospectus supplement, including affiliates of Credit Suisse Securities (USA) LLC, are selling 10,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

        You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our common stock.

        Our common stock is listed on the New York Stock Exchange under the symbol "ROC." The last reported sale price of our common stock on the New York Stock Exchange on June 11, 2008, was $42.14 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-10 of this prospectus supplement and on page 8 of the accompanying prospectus to read about factors you should consider before buying shares of our common stock. You should also consider the risk factors described in the documents we incorporate by reference.

        The underwriter has agreed to purchase the shares of our common stock from the selling stockholders at a price of $38.60 per share, which will result in approximately $386,000,000 of proceeds to the selling stockholders.

        The underwriter has the option to purchase up to an additional 1,500,000 shares from the selling stockholders for a period of 30 days from the date hereof.

        The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions or otherwise at market prices, at prices related to prevailing market prices or at negotiated prices.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        The underwriter expects to deliver the shares to purchasers on or about June 17, 2008.

Credit Suisse

June 11, 2008

TABLES OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of shares of our common stock by the selling stockholders named herein. The second part is the accompanying prospectus, which provides more general information. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the Commission, on November 5, 2007. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of our common stock offered in this offering and may add, update or change information in the accompanying prospectus. Before you invest in shares of our common stock, you should read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading "Incorporation of Certain Information by Reference" in this prospectus supplement, which are incorporated by reference herein.

        Terms used but not defined in this prospectus supplement shall have the meanings ascribed to them in the accompanying prospectus.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us. Neither we nor the selling stockholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are only offering to sell, and only seeking offers to buy, our common stock in jurisdictions where offers and sales are permitted.

        Unless we indicate otherwise or the context otherwise requires, any references to "we," "our," "us," the "Company" or "Rockwood" refer to Rockwood Holdings, Inc. and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements. Forward-looking statements are not statements of historical fact and may involve a number of risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events and estimates of amounts not yet determinable. We have used the words "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," "could," "may" and other words and terms of similar meaning, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. In particular, these factors include, among other things:

  •
  our business strategy;

  •
  competitive pricing or product development activities affecting demand for our products;

  •
  fluctuations in interest rates, exchange rates and currency values;

  •
  availability and pricing of raw materials;

  •
  fluctuations in energy prices;

  •
  changes in the end-use markets in which our products are sold;

  •
  changes in the general economic conditions in North America and Europe and in other locations in which we currently do business;

  •
  technological changes affecting production of our materials;

  •
  governmental and environmental regulations and changes in those regulations;

  •
  hazards associated with chemicals manufacturing;

  •
  our high level of indebtedness;

  •
  risks associated with negotiating, consummating and integrating acquisitions;

  •
  risks associated with competition and the introduction of new competing products, especially in the Asia-Pacific region; and

  •
  risks associated with international sales and operations.

        You should keep in mind that any forward-looking statements made by us in this prospectus supplement or elsewhere speak only as of the date on which we make them. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

        Although data regarding the specialty chemicals industry, our end-use markets, our market position and market share within our industry and our end-use markets are inherently imprecise, we believe such data are generally reliable. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources. Similarly, while we believe internal company surveys and management estimates to be reliable, we have not verified them, nor have they been verified by any independent source. While we are not aware of any misstatements regarding any industry data presented or incorporated by reference herein, estimates, in particular as they relate to general expectations concerning the specialty chemicals industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Risk Factors" and "Forward-Looking Statements" in this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus supplement and accompanying prospectus, including the "Risk Factors" sections and the documents incorporated by reference, which are described under "Incorporation of Certain Information by Reference" in this prospectus supplement.

Our Company

        Rockwood is a global developer, manufacturer and marketer of technologically advanced, high value-added specialty chemicals and advanced materials used for industrial and commercial purposes. Our products consist primarily of inorganic chemicals and solutions and engineered materials. They are often customized to meet the complex needs of our customers and to enhance the value of their end products by improving performance, providing essential product attributes, lowering costs or making them more environmentally friendly. We generally compete in niche markets in a wide range of end-use markets, including construction, life sciences (including pharmaceutical and medical markets), electronics and telecommunications, metal treatment and general industrial and consumer products markets. No single end-use market accounted for more than 16% of our 2007 net sales.

        We have a number of growth businesses, which are complemented by a diverse portfolio of businesses that historically have generated stable revenues. Our high margins, strong cash flow generation, capital discipline and ongoing productivity improvements provide us with a platform to capitalize on market growth opportunities.

        We operate globally, manufacturing our products in 91 manufacturing facilities in 25 countries and selling our products and providing our services to more than 60,000 customers, including some of the world's preeminent companies. We believe our products are generally critical to our customers' products' performance, but account for a small percentage of the total cost of their products. No single customer accounted for more than 2% of our 2007 net sales.

        We currently operate our business through the following five business segments: (1) Specialty Chemicals; (2) Performance Additives; (3) Titanium Dioxide Pigments; (4) Advanced Ceramics; and (5) Specialty Compounds. The following table sets forth for each of our five segments net sales of such segment, and the percentage of our net sales for the year ended December 31, 2007, as well as our principal products and our principal end-use markets. For financial information about each segment, see Note 4, "Segment Information," in the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference herein.

2007 Net Sales
Segment	$ in Millions	% of Total	Principal Products	Principal End-Use Markets
Specialty Chemicals	$1,082.9	35%	• • • •	Lithium compounds and chemicals Metal surface treatment chemicals including corrosion protection/prevention oils Synthetic metal sulfides Maintenance chemicals	• • • • • • • •	Automotive—Pre-coating metal treatment and car body pre-treatment
Steel and metal working
Life sciences (pharmaceutical synthesis and polymers)
Polymerization initiators
for elastomers
Aerospace
Batteries
Disc brakes
Aircraft industry

Performance Additives	$832.7	27%	• • • • •	Iron oxide pigments Wood protection products Inorganic chemicals Synthetic and organic thickeners Branded specialty pool, spa performance chemicals, algaecides and aquatic herbicides	• • • •	Residential and commercial construction, coatings and plastics Coatings Personal care, paper manufacturing, foundries Pool products distributors, private and public lakes, ponds and reservoirs
Titanium Dioxide Pigments	$479.9	15%	• • • •	Titanium dioxide pigments Barium compounds Zinc compounds Flocculants	• • • • • •	Synthetic fibers for clothing Plastics Paper Paints and coatings Pharmaceutical contrast media Water treatment
Advanced Ceramics	$452.5	14%	• • • •	Ceramic-on-ceramic ball head and liner components used in hip joint prostheses systems Ceramic tapes Cutting tools Other ceramic components	• • • •	Medical (hip replacement surgery) Mechanical systems Electronics Automotive
Specialty Compounds	$276.6	9%	•	High specification compounds such as polyvinyl chloride (PVC) and thermoplastic elastomer (TPE)	•	Voice and data transmission cables, food and beverage, packaging, medical applications, footwear and automotive
Corporate and other (a)	$11.8	—%	•	Wafer recycling and repair	•	Semiconductors manufacturing

	$3,136.4	100%

(a)
Represents our European wafer reclaim business that was retained and not included as part of the sale of our Electronics business in December 2007. Our wafer reclaim business line is a provider of semiconductor wafer refurbishment services with market positions in Europe. This business works with semiconductor manufacturers to refurbish used test wafers and return them to the manufacturer for reuse in test and process monitor applications.

Our Competitive Strengths

        Leading market positions.    We believe we hold leading market positions within many of our businesses. For example, we believe that based on our 2007 net sales, we have leading market positions for the following products in our segments:

Operating Segment	Products		Market Positions
Specialty Chemicals	•	Lithium compounds and chemicals	#1 globally
	•	Metal surface treatment chemicals and related services	A leading global producer
Performance Additives	•	Synthetic iron oxide pigments	One of top 3 globally
	•	Wood protection products	One of top 3 globally
Titanium Dioxide Pigments	•	Anatase titanium dioxide pigment for the synthetic fiber manufacturing industry	A leading global producer
	•	Zinc- and barium-based pigments	A leading global producer
Advanced Ceramics	•	Ceramic-on-ceramic ball head and liner components used in hip joint prostheses systems	#1 globally
	•	Ceramics cutting tools	#1 in Europe
Specialty Compounds	•	Value-added thermoplastics compounds for use in high-end data and video communication wire and cable	#1 in North America

        Specialty businesses in niche markets with significant barriers to entry.    We believe that nearly all of our businesses operate in niche markets protected by significant barriers to entry. We believe that many of our customers would experience significant disruption and costs if they were to switch to another supplier because we use our technological know-how to develop and manufacture products that meet specific customers' performance requirements.

        Diverse customer and end-use market base.    We operate a diverse portfolio of distinct specialty chemicals and advanced materials businesses. We have more than 60,000 customers worldwide that cover a wide variety of industries and geographic areas. Of our 2007 net sales, 52% were shipments to Europe, 31% to North America (predominantly the United States) and 17% to the rest of the world. No customer accounted for more than 2% of such net sales, and our top ten customers represented only approximately 8% of such net sales. Our largest end-use market represented approximately 16% of such net sales.

        The following chart provides a breakdown of our 2007 net sales by end-use markets:

Within these end-use markets, there is further diversification by sector, product and region. For example, within the construction end-use market, our Performance Additives segment companies provide materials for new construction as well as supplying companies that focus on remodeling and renovation. In addition, we serve construction materials clients in both the residential and commercial sectors located in North America, Europe and Asia. Within the life sciences end-use market, we serve a number of sectors including: the medical applications sector through our Specialty Compounds and Advanced Ceramics segments, and the pharmaceutical sector through our Specialty Chemicals segment.

        Limited exposure to raw materials and energy prices.    We have a broad raw material base consisting primarily of inorganic (non-petrochemical) materials, most of which are readily available and whose prices follow their own individual supply and demand relationships and have historically shown little correlation to each other. Our largest and second largest raw material purchases represented approximately 1.7% and 1.6% of our 2007 net sales, respectively, while our top ten raw material purchases represented just above 10% of our 2007 net sales. Further, our exposure to energy prices is limited as energy costs accounted for approximately 4% of our 2007 net sales.

        Leading technologies and strong brand names.    We believe we are recognized as an innovative industry leader in many of our businesses due to our technological know-how and strong customer focus. We identify, commercialize and market new products, which we develop internally or with third parties through acquisitions or license agreements. We believe that a number of our products and business brands have gained strong recognition in the industries in which we compete.

        Experienced and proven management team with significant equity interests.    We have an experienced management team led by Seifi Ghasemi, our chairman and chief executive officer, Robert Zatta, our senior vice president and chief financial officer, and Thomas Riordan, our senior vice president, law and administration, with a proven record of financial and operational excellence. Members of management and certain other employees currently hold approximately 6.0% of the outstanding shares of our common stock on a fully-diluted basis.

Our Business Strategy

        Building on these strengths, we plan to continue our existing strategy to grow revenue and cash flow and increase profitability as follows:

        Capitalize on expected market growth opportunities.    We expect our businesses to benefit from a number of growth trends, including:

  •
  Specialty Chemicals—increased demand for longer-life lithium-based batteries in automobiles and electronics and lithium compounds in pharmaceuticals;

  •
  Performance Additives—demand for the use of organic next generation wood preservative products;

  •
  Titanium Dioxide Pigments—sales of newly-introduced nano-particle titanium dioxide pigments that are used to provide ultraviolet light protection for plastics and coatings; and

  •
  Advanced Ceramics—a growing trend toward replacing plastics and metals with high-performance ceramics and increasing use of ceramic substrates for electronics.

        Focus on our core businesses.    We intend to focus on our core businesses that have market and technology leadership, growth opportunities and higher margins. We set aggressive performance targets for all of our businesses and will refocus or divest those businesses or segments that fail to meet our targets or do not fit our long-term strategies. For example, in early 2007 we divested our Groupe Novasep segment, which focused on the custom synthesis and production of active ingredients for pharmaceuticals and the development of purifications solutions, and the U.S. operations of our wafer reclaim business. In addition, in December 2007, we completed the sale our Electronics segment, excluding our European wafer reclaim business.

        Achieve profitable growth through selective acquisitions and strategic alliances.    We intend to continue to selectively pursue cash flow accretive acquisitions and strategic alliances in order to strengthen and expand our existing business lines and enter into complementary business lines. For example:

  •
  In December 2005, we acquired the rheological additives and carbonless developers businesses of Süd-Chemie AG. This acquisition complements our existing business and allows us to better serve our customers with a broader product line, enhanced technical resources and increased production capability.

  •
  In January 2007, we formed a joint venture with Rohm and Haas Company bringing together their wood biocide business and our wood protection business and distribution channels to take advantage of customer desire for the introduction of next generation organic wood preservatives. Our alliance expects to begin commercialization of these products in the second half of 2008.

  •
  In August 2007, we completed the acquisition of the global color pigments business of Elementis plc.

  •
  In May 2008, we entered into a joint venture agreement with Kemira Oyj ("Kemira") pursuant to which we will combine our titanium dioxide and functional additive businesses with Kemira's titanium dioxide business. The closing of the transaction is expected to occur in the third quarter of 2008, subject to regulatory approval.

Although we are not subject to any agreement or binding letter of intent with respect to potential acquisitions, we are engaged in acquisition discussions with other parties.

        Reduce financial leverage.    Since our initial public offering in August 2005, we have significantly reduced our debt and our debt-to-adjusted EBITDA ratios. For example, we used a significant portion of the proceeds from the sale of our Groupe Novasep segment to repay indebtedness. We believe that our strong cash flow generation from organic growth opportunities within our existing markets, cost-reduction programs and productivity gains applied to our businesses and improved working capital management will further reduce our leverage ratios.

Recent Developments

        On May 21, 2008, we entered into a definitive agreement with Kemira to form a joint venture that will focus on specialty titanium dioxide pigments. The joint venture will combine our titanium dioxide pigments and functional additives business, which is part of our Titanium Dioxide Pigments segment, including our production facility in Duisburg, Germany, and Kemira's titanium dioxide pigments business, including Kemira's titanium dioxide plant in Pori, Finland. The joint venture will focus on producing and marketing specialty titanium dioxide pigments for the synthetic fiber, packaging inks, cosmetics, pharmaceutical and food industries. The formation of the joint venture is subject to regulatory approval. We expect to close the joint venture in the third quarter of 2008. We will retain ownership of our water treatment business which represents the remaining portion of our Titanium Dioxide Pigments segment.

        We expect to own approximately 61% of the joint venture and Kemira will own the remaining portion. We currently expect the joint venture to purchase the assets from Kemira and us, in part, with borrowings under a term loan of up to €300 million (or $469 million based upon the June 9, 2008 exchange rate of €1.00 =$1.5647). In addition, the joint venture currently expects to enter into a €30 million revolving credit facility (or $47 million based upon the same exchange rate) to finance its operations. The joint venture is also expected to assume a note payable related to certain Kemira pension assets of approximately €23.2 million (or $36.3 million based upon the same exchange rate). We expect to receive a cash payment funded from the term loan borrowings based on our ownership percentage. In the event we and Kemira are unable to negotiate terms of the term loan that are satisfactory to Kemira and us, we and Kemira may develop an alternative capital structure, contribute cash to the joint venture, reduce the amount of indebtedness incurred by the joint venture and/or revise the ownership structure of the joint venture.

        We estimate that, on a pro forma basis, the joint venture would have had pro forma revenues of approximately €556 million (or $762 million based upon the 2007 average exchange rate of €1.00 =$1.3709) for the year ended December 31, 2007, as if the transaction had occurred on January 1, 2007. This pro forma revenue data is provided for illustrative purposes only and is not necessarily indicative of the results of operations of future periods or the revenues that actually would have been realized had the joint venture been operating during this period. We expect, based on information currently available, that we will consolidate the joint venture and report Kemira's interest as a minority interest in our consolidated financial statements. We are currently in the preliminary stages of gathering information for the fair value appraisal of the assets contributed by Kemira and the joint venture as a whole. If we determine that it is appropriate to consolidate the joint venture, the net assets contributed by Kemira will be recorded at fair value while the net assets contributed by us will continue to be recorded at historical book value, subject to any asset impairment determination. The accounting treatment for the joint venture is subject to change based upon further analysis, additional facts as they become available and the closing of the joint venture.

THE OFFERING

Common stock offered by the selling stockholders	10,000,000 shares (11,500,000 shares if the underwriter exercises its option to purchase additional shares in full)
Common stock to be outstanding after this offering	73,920,107 shares
Selling stockholders
Kohlberg Kravis Roberts & Co. L.P., or KKR, DLJ Merchant Banking Partners III, L.P., or DLJMB, and certain management stockholders are offering shares of common stock pursuant to this prospectus supplement. See "Selling Stockholders."
Use of proceeds
We will not receive any proceeds from the sale of stock by the selling stockholders. One of the selling stockholders, DLJMB, is an affiliate of Credit Suisse Securities (USA) LLC, the underwriter in this offering.
New York Stock Exchange symbol	ROC

        Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus supplement assumes no exercise of the underwriter's option to purchase up to an additional 1,500,000 shares of common stock from the selling stockholders.

Risk Factors

        Investing in our common stock involves substantial risk. See "Risk Factors" in this prospectus supplement and the accompanying prospectus, and the risk factors in the documents we incorporate by reference, for a description of the risks you should consider before investing in our common stock.

RISK FACTORS

        Investing in our common stock involves risks and we urge you to carefully consider the risks described below, the risk factors beginning on page 8 of the accompanying prospectus and the risk factors contained in the documents we incorporate by reference as well as the other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before reaching a decision regarding an investment in our common stock.

Risks Related to this Offering

The price of our common stock may fluctuate, which may make it difficult for you to resell your common stock when you want or at prices you find attractive.

        The price of our common stock on the New York Stock Exchange, or NYSE, constantly changes. We expect that the market price of our common stock will continue to fluctuate. Holders of our common stock will be subject to the risk of volatility and changes in prices.

        Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  our ability to raise additional capital;

  •
  sales of common stock by us or members of our management team;

  •
  quarterly variations in our operating results;

  •
  operating results that vary from the expectations of management, securities analysts and investors;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  •
  developments generally affecting our industry;

  •
  changes in our dividend policy;

  •
  future sales of our equity securities; and

  •
  general domestic economic conditions.

        In addition, the stock market may experience volatility unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Anti-takeover measures—Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws may prevent another party's ability to acquire us without approval by our board of directors, which may deprive you of the opportunity to obtain a takeover premium for your shares.

        Our amended and restated certificate of incorporation and our amended and restated bylaws contain a number of anti-takeover measures. For example, our amended and restated certificate of incorporation provides for a classified board of directors, limitations on the removal of directors, the inability of stockholders to act by written consent (subject to certain exceptions), call special meetings or fill vacancies on our board of directors; requires stockholders to give advance notice for stockholder proposals and director nominations; and authorizes the issuance of preferred stock without stockholder approval and upon such terms as our board of directors may determine.

        These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable and through which some or all of our stockholders may obtain a premium for their shares. They may also adversely affect the prevailing market price of the common stock.

Absence of Dividends—We may not pay dividends on our common stock at any time in the foreseeable future.

        We are a holding company, and our ability to pay dividends may be limited by restrictions upon transfer of funds by our subsidiaries, including those which are contained in the senior secured credit agreement of our subsidiary, Rockwood Specialties Group, Inc., or "Group", the indenture governing our Senior Subordinated Notes due 2014 and those of any future outstanding indebtedness we or our subsidiaries may incur. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. We currently have no intention of paying dividends on our common stock at any time in the foreseeable future.

Net Loss—We have experienced losses in the past and may experience losses in the future and cannot be certain that our net operating loss carryforwards will continue to be available to offset our tax liability.

        We have incurred net losses in the past and we may incur net losses in the future. We may not generate cash flow sufficient to meet debt service obligations and other capital requirements, such as working capital and maintenance capital expenditures. As of March 31, 2008, we had deferred tax assets of $69.0 million related to worldwide net operating loss carryforwards. Additionally, at March 31, 2008, we had a total valuation allowance of $145.3 million. If our operating performance deteriorates in the future in certain tax jurisdictions or a person or group of related persons acquires a certain ownership interest in our outstanding common stock, under the tax regulations in certain jurisdictions, such as Germany, we may be unable to realize all or a portion of these net operating loss carryforwards and/or we may be required to record an additional valuation allowance.

USE OF PROCEEDS

        All of the shares of common stock offered pursuant to this prospectus supplement will be sold by the selling stockholders. We will not receive any proceeds from the sale of our common stock by the selling stockholders. One of the selling stockholders, DLJMB, is an affiliate of Credit Suisse Securities (USA) LLC, the underwriter in this offering. See "Selling Stockholders" and " Underwriting".

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock has traded on the NYSE, under the symbol "ROC," since August 16, 2005. Prior to that time, there was no public market for our stock. The following table sets forth the high and low sales prices per share of our common stock, as reported by the NYSE for the periods indicated.

	High	Low
2008
Second Quarter (through June 11, 2008)	$43.71	$37.48
First Quarter	34.76	26.82
2007
Fourth Quarter	$40.00	$31.00
Third Quarter	39.32	29.16
Second Quarter	37.06	27.48
First Quarter	28.41	24.12
2006
Fourth Quarter	$26.05	$19.79
Third Quarter	23.60	19.56
Second Quarter	24.90	21.40
First Quarter	24.36	19.05
2005
Fourth Quarter	$20.40	$17.93
Third Quarter (commencing August 16, 2005)	20.40	17.55

        The closing price of our common stock, as reported by the NYSE, on June 11, 2008 was $42.14 per share. As of June 1, 2008, there were 73,920,107 shares of common stock outstanding and approximately 112 holders of record of our common stock.

Dividend Policy

        We do not currently intend to pay any periodic cash dividends on our common stock, and instead intend to retain earnings, if any, for future operation and expansion and debt repayment. We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries' debt agreements. Under Rockwood Specialties Group Inc.'s senior secured credit facilities and indenture governing the 2014 notes, Rockwood Specialties Group is generally restricted from making dividends or other distributions to us. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

MANAGEMENT

        Information concerning our directors and executive officers and our policies relating to corporate governance is included under the caption "Proposal One—Election of Directors," "Corporate Governance and Related Matters," "Executive Officers," "Stock Ownership—Section 16(a) Beneficial Ownership Reporting Compliance," in the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated by reference herein.

SELLING STOCKHOLDERS

        The table below sets forth the names of the selling stockholders and the number of shares of common stock offered hereby.

        The number of shares outstanding and the percentages of beneficial ownership are based on 73,920,107 shares of common stock outstanding as of June 1, 2008.

Name of Selling Stockholder	Beneficial Ownership of Shares of Common Stock Prior to the Offering(1)	Percent of Shares of Common Stock Owned Before the Offering	Shares of Common Stock Offered in the Offering		Beneficial Ownership of Shares of Common Stock After the Offering		Percent of Shares of Common Stock Owned After the Offering
			Assuming no exercise of option to purchase additional shares	Assuming full exercise of option to purchase additional shares	Assuming no exercise of option to purchase additional shares	Assuming full exercise of option to purchase additional shares	Assuming no exercise of option to purchase additional shares	Assuming full exercise of option to purchase additional shares
KKR(2)	30,668,905	41.0%	7,575,881	8,741,109	23,093,024	21,927,796	30.8%	29.3%
DLJMB(3)	8,677,600	11.7%	2,149,842	2,480,504	6,527,758	6,197,096	8.8%	8.4%
Seifi Ghasemi(4)	1,023,157	1.4%	99,500	99,500	923,657	923,657	1.2%	1.2%
Robert J. Zatta(5)	224,509	*	21,000	21,000	203,509	203,509	*	*
Thomas J. Riordan(6)	257,548	*	30,000	30,000	227,548	227,548	*	*
Robert Gingue(7)	146,651	*	22,245	22,245	124,406	124,406	*	*
Other Selling Stockholders(8)	669,476	*	101,532	105,642	567,944	563,834	*	*

*
Less than 1 percent of shares of common stock outstanding.

(1)
The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)
KKR affiliates currently beneficially own as a group 30,668,905 shares of our common stock as follows:

•
4,312,423 shares are beneficially owned by KKR Millennium Fund L.P., for which KKR Associates Millennium L.P. is the general partner, and for which KKR Millennium GP LLC is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares; 958,315 of the 4,312,423 shares of our common stock shown as beneficially owned by KKR Millennium Fund L.P. reflect shares of common stock issuable upon exercise of warrants issued in connection with the July 2003 debt refinancing;

•
15,174,368 shares are beneficially owned by KKR 1996 Fund L.P., for which KKR Associates 1996 L.P. is the general partner, and for which KKR 1996 GP LLC is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares;

•
131,093 shares are beneficially owned by KKR Partners II, L.P., for which KKR Associates (Strata) L.P. and KKR Associates, L.P. are the general partners, and for which Strata L.L.C. is the general partner of KKR Associates (Strata) L.P. and exercises sole voting and investment power with respect to such shares;

  •
  318,174 shares are beneficially owned by KKR Partners III, L.P. (Series F), for which KKR III GP LLC is the general partner and exercises sole voting and investment power with respect to such shares;

  •
  10,643,136 shares are beneficially owned by KKR European Fund, Limited Partnership, for which KKR Associates Europe, Limited Partnership is the general partner, and for which KKR Europe Limited is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares; and

  •
  89,711 shares are beneficially owned by Aurora Investments II, LLC for which the managing members are Messrs. Henry R. Kravis and George R. Roberts.

    In addition, KKR affiliates may be deemed by virtue of their rights under the stockholders' agreement entered into with us and DLJMB, to share investment power with respect to the shares held by DLJMB but disclaim beneficial ownership of such shares. As members of KKR Millennium GP LLC, KKR 1996 GP LLC and KKR III GP LLC, Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Perry Golkin, Johannes Huth, Alexander Navab and Todd A. Fisher may also be deemed to be beneficial owners of the securities held by KKR Millennium Fund L.P., KKR 1996 Fund L.P. and KKR Partners III, L.P. (Series F), respectively; as members of Strata L.L.C. and general partners of KKR Associates, L.P., Messrs Kravis, Roberts, Raether, Michelson, Greene and Golkin also may be deemed to be beneficial owners of the securities held by KKR Partners II, L.P.; as members of KKR Millennium GP LLC and KKR III GP LLC, Messrs. Marc S. Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Scott C. Nuttall and Michael M. Calbert may also be deemed to be beneficial owners of the securities held by KKR Millennium Fund L.P. and KKR Partners III, L.P., respectively; and as directors of KKR Europe Limited, Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin, Huth, Navab, Fisher, Lipschultz and Garaialde also may be deemed to be beneficial owners of the securities held by KKR European Fund, Limited Partnership. As managing members of Aurora Investments II, LLC, Messrs. Kravis and Roberts may be deemed to be beneficial owners of securities held by Aurora Investments II, LLC. Brian F. Carroll is our director and executive of KKR, and as such may be deemed to share beneficial ownership of any shares beneficially owned by KKR. Each person other than the record holders disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by such person, except to the extent of such person's own pecuniary interest therein.

    An amendment to the Stockholders Agreement, dated as of July 29, 2004 by and among Rockwood, KKR and DLJMB, and waiver (the "Amendment") was entered into on January 27, 2006. The Amendment memorializes, among other things, an acknowledgment by KKR and DLJMB that they will not act as a "group" with respect to the securities of the Company within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. The Amendment was filed as an exhibit to the Company's Current Report on Form 8-K filed on February 2, 2006.

    The address for each of the foregoing is 9 West 57th Street, New York, NY 10019.

    The 7,575,881 shares being offered by KKR affiliates assuming no exercise of the option to purchase additional shares (or the 8,741,109 shares being offered by KKR affiliates assuming full exercise of the option to purchase additional shares) in this offering are being offered as follows:

Name of Fund	Shares of Common Stock Offered in the Offering
	Assuming no exercise of option to purchase additional shares	Assuming full exercise of option to purchase additional shares
KKR Millennium Fund L.P.	1,068,387	1,232,713
KKR 1996 Fund L.P.	3,759,393	4,337,616
KKR Partners II, L.P.	32,478	37,473
KKR Partners III, L.P. (Series F)	78,826	90,951
KKR European Fund, Limited Partnership	2,636,797	3,042,356

Total	7,575,881	8,741,109

(3)
DLJMB beneficially own 8,677,600 shares of our common stock as follows:

•
6,874,566 shares are beneficially owned by DLJ Merchant Banking Partners III, L.P.;

•
121,446 shares are beneficially owned by DLJ Offshore Partners III-1, C.V.;

•
86,517 shares are beneficially owned by DLJ Offshore Partners III-2, C.V.;

•
473,232 shares are beneficially owned by DLJ Offshore Partners III, C.V.;

•
57,387 shares are beneficially owned by DLJMB Partners III GmbH & Co. KG;

•
39,039 shares are beneficially owned by Millennium Partners II, L.P.;

•
1,025,413 shares are beneficially owned by MBP III Plan Investors, L.P., all of which form a part of Credit Suisse's Alternative Capital Division; and

    On January 11, 2006, DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P., MBP III Plan Investors, L.P., or the DLJ Entities, and Credit Suisse First Boston LLC (now known as Credit Suisse Securities (USA) LLC), entered into a voting trust agreement with Wells Fargo Bank, N.A., as trustee, pursuant to which, among other things, the DLJ Entities deposited 7,309,291 shares of common stock (representing 9.9% of the outstanding shares of common stock) into a trust created by the voting trust agreement and gave the trustee the exclusive right to vote the trustee shares. The trustee will be the record holder of the trustee shares and the DLJ Entities will hold trust certificates representing the trustee shares. While the trustee will have the exclusive right to vote the trustee shares, the DLJ Entities will maintain and continue to have dispositive power over the trustee shares. As of December 31, 2007, 5,077,507 shares of Common Stock were deposited into the Trust.

    Susan Schnabel, one of our directors, does not have sole or shared voting or dispositive power over shares held by DLJMB and therefore does not have beneficial ownership of such shares.

    The address for each of the foregoing is 11 Madison Avenue, New York, New York, 10010, except that the address of DLJ Offshore Partners III-1 C.V., DLJ Offshore Partners III-2 C.V. and DLJ Offshore Partners III, C.V. is John B. Gosiraweg 14, Willemstad, Curacao, Netherlands Antilles. Susan Schnabel is one of our directors and an employee of Credit Suisse's Alternative Capital Division, of which DLJMB is a part.

    The 2,149,842 shares being offered by DLJMB assuming no exercise of the option to purchase additional shares (or the 2,480,504 shares being offered by DLJMB affiliates assuming full exercise of the option to purchase additional shares) in this offering are being offered as follows:

Name of Fund	Shares of Common Stock Offered in the Offering
	Assuming no exercise of option to purchase additional shares	Assuming full exercise of option to purchase additional shares
DLJ Merchant Banking Partners III, L.P.	1,703,148	1,965,104
DLJ Offshore Partners III-1, C.V.	30,088	34,716
DLJ Offshore Partners III-2, C.V.	21,434	24,731
DLJ Offshore Partners III, C.V.	117,241	135,274
DLJMB Partners III GmbH & Co. KG	14,217	16,404
Millennium Partners II, L.P.	9,672	11,159
MBP III Plan Investors, L.P.	254,042	293,116

Total	2,149,842	2,480,504

(4)
Shares of our common stock shown as beneficially owned by Mr. Ghasemi include 830,255 shares underlying exercisable stock options held by him and 192,902 shares purchased by him, but excludes 68,452 vested restricted stock units held by Mr. Ghasemi, 369,971 shares underlying unexercisable stock options and 98,944 shares underlying unvested performance restricted stock units.

(5)
Shares of our common stock shown as beneficially owned by Mr. Zatta include 180,943 shares underlying exercisable stock options held by him, and 43,566 shares purchased by him, but exclude 79,412 shares underlying unexercisable stock options and 21,210 shares underlying unvested performance restricted stock units.

(6)
Shares of our common stock shown as beneficially owned by Mr. Riordan include 206,210 shares underlying exercisable stock options held by him and 51,338 shares purchased by him, but exclude 81,196 shares underlying unexercisable stock options and 18,443 shares underlying unvested performance restricted stock units.

(7)
Shares of our common stock shown as beneficially owned by Mr. Gingue include 101,870 shares underlying exercisable stock options held by him and 44,781 shares purchased by him, but exclude 107,179 shares underlying unexercisable stock options and 14,604 shares underlying unvested performance restricted stock units.

(8)
The common stock beneficially owned by the Other Selling Stockholders was purchased by certain of our current employees pursuant to a management stockholder agreement entered into by such employee with us.

UNDERWRITING

        Under the terms of an underwriting agreement which will be filed under a Form 8-K, Credit Suisse Securities (USA) LLC is acting as underwriter and has agreed to purchase from the selling stockholders all shares of common stock offered pursuant to this offering.

        The underwriting agreement provides that the underwriter's obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the obligation to purchase all of the selling stockholders' shares of common stock offered hereby if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriter are true;

  •
  there is no material change in the financial markets; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriter.

        The underwriter has the option to purchase up to an additional 1,500,000 shares of our common stock from the selling stockholders for a period of 30 days from the date hereof.

        The underwriter proposes to offer our shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. In connection with the sale of our shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling our shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts or commissions from the underwriter and/or purchasers of our shares of common stock for whom they may act as agents or to whom they may sell as principals.

Expenses

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions that will be paid by the selling stockholders, will be approximately $400,000. We will pay such expenses.

Lock-Up Agreements

        We, our directors, including our chairman and chief executive officer, and affiliates of KKR and DLJMB have agreed with Credit Suisse Securities (USA) LLC, subject to certain exceptions, not to directly or indirectly offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 90 days from the date of this prospectus supplement except with prior written consent of Credit Suisse Securities (USA) LLC.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriter against liabilities relating to this offering, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The underwriter may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.

        These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Electronic Distribution

        A prospectus supplement in electronic format may be made available on Internet sites or through other online services maintained by the underwriter and/or selling group members, if any, participating in this offering, or by their affiliates. In those cases, prospective investors may view the prospectus supplement online and, depending upon the particular underwriter or selling group member, if any, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. In addition, the underwriter may distribute prospectuses electronically.

        Other than the prospectus supplement in electronic format, information on the underwriter or selling group member's website and any information contained in any other website maintained by the underwriter or selling group member, if any, is not part of this prospectus supplement, the accompanying prospectus or the registration statement of which these prospectus supplement and accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriter or selling group member, if any, in its capacity as underwriter or selling group member and should not be relied on by investors.

Other Relationships

        Credit Suisse Securities (USA) LLC has performed and may in the future perform investment banking and advisory services for us from time to time for which it has received or may in the future receive customary fees and expenses. DLJMB, an affiliate of Credit Suisse Securities (USA) LLC, beneficially owns approximately 11.7% of our common stock. DLJMB will participate in this offering as a selling stockholder and following the completion of this offering (assuming no exercise of the underwriter's option to purchase additional shares), DLJMB will beneficially own 8.8% of our common stock.

Selling Restrictions

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and the underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code") and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company" or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided such non-U.S. holder completes Internal Revenue Service Form W-8ECI (or other applicable form) properly certifying such exemption. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a

United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes although no assurance can be given in this regard as the determination of whether we are a "United States real property holding corporation" is fact-specific and depends on the composition of our assets. If, contrary to our belief, we are or become a "United States real property holding corporation," so long as our common stock continues to be regularly traded on an established securities market (such as the NYSE), only a non-U.S. holder who holds or held, (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon the closing of the offering, we will have a total of 73,920,107 shares of common stock outstanding. All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our "affiliates," as that term is defined under Rule 144 of the Securities Act, may be sold in compliance with the limitations of Rule 144 described below. In addition, in August 2005, we completed an initial public offering of 23,469,387 shares of our common stock. Further, we issued 401,103 shares to members of management under our 2001 management stockholders agreements, all of which are now freely tradable. Finally, we issued 481,527 shares to members of management under our 2004 management stockholders agreements, approximately 288,194 shares of which may not be transferred at any time prior to the fifth anniversary of the investment date (assuming completion of this offering), which date in such cases falls after 90 days from the date of this prospectus supplement, subject to certain exceptions in the case of future sales by KKR and its affiliates. See "Certain Relationships and Related Party Transactions—Agreements with KKR, DLJMB and/or Management", in the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated by reference herein.

        Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(b) under the Securities Act, which are summarized below. Subject to the provisions of Rules 144 and 144(b), additional shares of our common stock will be available for sale in the public market under exemptions from the registration requirements as follows:

Rule 144

        In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least six months, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of:

  •
  1% of the then outstanding shares of common stock, which is approximately 739,201 shares as of the date of this prospectus; and

  •
  the average weekly trading volume on the New York Stock Exchange during the four calendar weeks preceding each such sale, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(b)

        In addition, under Rule 144(b), a person who is not and has not been our affiliate at any time during the 90 days preceding a sale and at least six months have elapsed since the shares were acquired from us or any affiliate of ours, is entitled to sell those shares without regard to the manner of sale, volume limitation or notice requirements of Rule 144.

Lock-Up Agreements

        We, our directors, including our chairman and chief executive officer, and affiliates of KKR have agreed that they will not sell, directly or indirectly, subject to certain exceptions, any shares of our common stock for a period of 90 days from the date of this prospectus without the written consent of Credit Suisse Securities (USA) LLC, in its sole discretion, may release the shares subject to these lock-up agreements in whole or in part at any time with or without notice. When determining whether to release shares from these lock-up agreements, Credit Suisse Securities (USA) LLC will consider, among other factors, the stockholder's reason for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Credit Suisse Securities (USA) LLC does not at this time have any intention of releasing any of the shares subject to these lock-up agreements prior to the expiration of the lock-up period.

        We have agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of our common stock during the 90-day period following the date of this prospectus.

Stock Options and Warrants

        Options to purchase up to an aggregate of approximately 4,659,687 shares of our common stock and warrants to purchase 958,315 shares of our common stock were outstanding as of June 1, 2008. Of the options, approximately 2,776,945 will have vested as of June 1, 2008 and approximately 3,307,531 may vest on or prior to December 31, 2008. For a discussion of the timing of the vesting of the options, see "Executive Compensation and Related Information—Equity Grants and Procedures", in the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated by reference herein. Warrants are exercisable at any time. In addition, restricted stock units relating to 68,693 shares of our common stock are currently vested and will be outstanding as of the closing of this offering. Of these restricted stock units 68,452 are payable in shares of our common stock issuable upon the later to occur of (a) the date such shares may be sold in the public market without restriction and (b) the termination of such employee's employment. For a discussion of the timing of the issuability of the shares of our common stock underlying the restricted stock units, see "Executive Compensation and Related Information—Performance Restricted Stock Units", in the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated by reference herein.

Registration Rights

        Under a registration rights agreement, affiliates of KKR, which will beneficially own 23,093,024 shares after this offering, and DLJMB, which will beneficially own 6,527,758 shares after this offering, will have the right to request us to register the resale of their respective shares. In addition, KKR, DLJMB, management stockholders and other stockholders will have the right to exercise certain piggyback registration rights in connection with other registered offerings. See "Certain Relationships and Related Party Transactions—Agreements with KKR, DLJMB and/or Management", in the Proxy Statement for the 2008 Annual Meeting of Stockholders, which is incorporated by reference herein.

VALIDITY OF THE SHARES

        Simpson Thacher & Bartlett LLP, New York, New York, will pass upon the validity of the common stock being offered hereby for us. Certain legal matters will be passed upon for the underwriter by Latham & Watkins LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest in our common stock, through limited partnerships who are investors in certain affiliates of KKR that hold shares of our common stock. Certain partners of Latham & Watkins LLP, members of their families, related persons and others have an indirect interest in our common stock through limited partnerships that are investors in certain affiliates of KKR that hold shares of our common stock.

EXPERTS

        The financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from our 2007 annual report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit and Pension and Other Postretirement Plans as of December 31, 2006 and the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 on January 1, 2007, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Commission allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. Information in this prospectus supplement supersedes information incorporated by reference that we filed with the Commission prior to the date of this prospectus supplement, while information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement:

  •
  our annual report on Form 10-K for the year ended December 31, 2007 (including such information from our proxy statement for the 2008 annual meeting of stockholders filed on March 26, 2008 that is incorporated by reference in Part III of such annual report);

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2008;

  •
  our current reports on Form 8-K filed on January 7, 2008, May 23, 2008 and May 28, 2008; and

  •
  the description of our common stock contained in our registration statement on Form 8-A filed on August 15, 2005.

        We will provide to each person upon request to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus supplement. You may request a copy of these filings at no cost, by writing or calling us at:

Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540
Attention: Senior Vice President, Law & Administration

        You should read the information relating to us in this prospectus supplement together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the Commission.

PROSPECTUS

Common Stock

        We or a selling stockholder may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time our common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement may also add, update or change the information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

        You should carefully read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our securities.

        Our common stock is listed on the New York Stock Exchange under the symbol "ROC."

        Investing in our securities involves risks. You should consider the risk factors described in this prospectus, any accompanying prospectus supplement and in the documents we incorporate by reference. See "Risk Factors" beginning on page 8.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

November 5, 2007

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the "Commission," using a "shelf" registration process. Under this shelf registration process, we and/or a selling stockholder or selling stockholders may offer and sell from time to time securities in one or more offerings or resales. Each time securities are offered, we will provide a supplement to this prospectus that contains specific information about the offering and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the heading "Where You Can Find Additional Information."

        You should rely only on the information contained or incorporated by reference in this prospectus and the accompanying supplement or any free writing prospectus prepared by us. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of our securities in any state where the offer is not permitted.

        Neither the delivery of this prospectus nor any sale made under it implies that there has been no change in our affairs or that the information in this prospectus is correct as of any date after the date of this prospectus. You should not assume that the information in this prospectus, including any information incorporated in this prospectus by reference, the accompanying prospectus supplement or any free writing prospectus prepared by us, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless we indicate otherwise or the context otherwise requires, any references to "we," "our," "us," the "Company" or "Rockwood" refer to Rockwood Holdings, Inc. and its consolidated subsidiaries.

i

OUR COMPANY

        Rockwood is a global developer, manufacturer and marketer of technologically advanced, high value-added specialty chemicals and advanced materials used for industrial and commercial purposes. Rockwood was formed in connection with an acquisition of certain assets, stock and businesses from Laporte plc ("Laporte") on November 20, 2000 (the "KKR Acquisition") by affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The businesses acquired focused on specialty compounds, iron-oxide pigments, timber-treatment chemicals, clay based additives, pool and spa chemicals, and electronic chemicals in semiconductors and printed circuit boards.

        On July 31, 2004, we acquired the specialty chemicals and advanced materials businesses of Dynamit Nobel (the "Dynamit Nobel Acquisition") which focused on titanium dioxide pigments, surface treatment and lithium chemicals and advanced ceramics. Through this acquisition, we created a further diversified portfolio of distinct specialty chemicals and advanced materials businesses, combining two companies with similar service-driven cultures focused on high margins; expertise in inorganic chemistry; stable profitability; growth platforms; and proven management teams. In addition, we believe the Dynamit Nobel Acquisition bolstered our leading competitive positions by enhancing our ability to develop innovative products and solutions for our customers, expanding our technological knowledge and further reducing our exposure to any particular raw material or end-use market.

        On August 22, 2005, we completed an initial public offering ("IPO") of 23,469,387 shares of our common stock, which included 3,061,224 shares issued and sold as a result of the underwriters' exercise of the over-allotment option. Net proceeds of approximately $435.7 million were primarily used to reduce indebtedness.

        On October 7, 2007, we entered into a definitive agreement to sell our electronics business (which is one of our reportable segments), excluding our French electronics business and our wafer reclaim business, to OM Group, Inc. Our French electronics business is subject to a put option exercisable by us. The closing of the sale is expected to occur in the fourth quarter of 2007, subject to regulatory approval.

        We currently operate our business through the following six business segments: (1) Specialty Chemicals; (2) Performance Additives; (3) Titanium Dioxide Pigments; (4) Advanced Ceramics; (5) Specialty Compounds; and (6) Electronics, although we will no longer operate our Electronics segment upon the closing of the sale of our Electronics segment, which is expected to occur in the fourth quarter of 2007, subject to regulatory approval. For financial information about each segment, see Note 4, "Segment Information," in the consolidated financial statements incorporated by reference herein.

        Our principal executive offices are located at 100 Overlook Center, Princeton, New Jersey 08540. Our telephone number is (609) 514-0300. Our website address is www.rocksp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

SELECTED FINANCIAL DATA

        The following selected consolidated financial data of our five most recent years ended December 31, 2006 and six months ended June 30, 2007 and 2006 should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data", which are included in our Form 10-K for the fiscal year ended December 31, 2006 and incorporated by reference herein.

        The statement of operations data set forth below with respect to the three years in the period ended December 31, 2006 and the balance sheet data as of December 31, 2006 and 2005, are derived from our audited financial statements incorporated by reference herein. The statement of operations data for the years ended December 31, 2003 and 2002 and the balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements not included herein. The selected consolidated financial data set forth below as of and for the six months ended June 30, 2007 and 2006 have been derived from our unaudited financial statements incorporated by reference herein. In the opinion of management, the unaudited financial statements for the six months ended June 30, 2007 and 2006 have been prepared on a basis consistent with the audited financial statements and include all adjustments, which are normally recurring adjustments, necessary for a fair presentation of the results of operations for the periods presented. Results of operations for an interim period are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	($ in millions, except per share data; shares in thousands)
Statement of operations data:
Net sales:
Specialty Chemicals	$918.3	$842.0	$321.1	$—	$—	$538.8	$460.1
Performance Additives	766.3	680.7	630.9	477.3	443.8	401.0	395.3
Titanium Dioxide Pigments	441.1	430.5	175.7	—	—	239.4	219.2
Advanced Ceramics	389.6	369.6	146.3	—	—	224.1	190.7
Specialty Compounds	251.0	237.5	200.4	176.4	168.8	140.4	129.3
Electronics	208.9	181.8	168.1	143.6	147.3	103.1	101.0

Total net sales	2,975.2	2,742.1	1,642.5	797.3	759.9	1,646.8	1,495.6
Cost of products sold	2,045.2	1,877.0	1,185.7	581.4	542.5	1,117.1	1,026.9

Total gross profit	930.0	865.1	456.8	215.9	217.4	529.7	468.7
Selling, general and administrative expenses	584.6	522.7	314.6	118.0	112.9	315.0	288.9
Impairment charges (1)	2.2	0.4	11.0	35.0	50.0	—	—
Restructuring charges, net (2)	5.2	15.4	1.1	1.8	1.2	6.0	2.2
Management services agreement termination fee (3)	—	10.0	—	—	—	—	—
Gain on sale of assets (4)	(0.2)	(4.4)	—	—	—	(5.2)	(0.4)

Operating income	338.2	321.0	130.1	61.1	53.3	213.9	178.0
Other income (expenses):
Interest expense, net (5)	(195.7)	(209.3)	(161.1)	(112.3)	(108.2)	(92.6)	(85.0)
Loss on early extinguishment of debt (6)	—	(26.6)	—	—	—	(19.4)	—
Refinancing expenses (7)	—	(1.0)	(27.1)	(38.3)	—	(0.9)	—
Loss on receivables sold	—	—	—	—	(1.2)	—	—
Foreign exchange gain (loss) (8)	8.6	114.5	(126.2)	(18.5)	(24.6)	3.7	2.2
Other, net (9)	1.8	2.6	(2.8)	—	—	(0.1)	1.8

Income (loss) from continuing operations before taxes and minority interest	152.9	201.2	(187.1)	(108.0)	(80.7)	104.6	97.0
Income tax provision (benefit)	72.6	64.2	27.1	(16.3)	(12.5)	44.0	40.3

Income from continuing operations before minority interest	80.3	137.0	(214.2)	(91.7)	(68.2)	60.6	56.7
Minority interest in continuing operations	—	—	—	—	—	(3.4)	—

Net income (loss) from continuing operations	80.3	137.0	(214.2)	(91.7)	(68.2)	57.2	56.7
Income (loss) from discontinued operations, net of tax (10)	27.9	(44.2)	(1.9)	—	—	0.5	24.6
Gain on sale from discontinued operations (11)	—	—	—	—	—	115.7	—
Minority interest from discontinued operations	(5.2)	3.0	—	—	—	(0.1)	(4.2)

Net income (loss)	$103.0	$95.8	$(216.1)	$(91.7)	$(68.2)	$173.3	$77.1

Net income (loss) from continuing operations applicable to common shareholders—basic and diluted (12)	$80.3	$132.7	$(218.4)	$(102.9)	$(68.2)	$57.2	$56.7

Net income (loss) applicable to common shareholders—basic and diluted (12)	$103.0	$91.5	$(220.3)	$(102.9)	$(68.2)	$173.3	$77.1

Earnings (loss) per common share data (13):
Basic earnings (loss) per common share:
Earnings (loss) from continuing operations	$1.09	$2.24	$(6.61)	$(4.96)	$(3.29)	$0.78	$0.77
Earnings (loss) from discontinued operations, net of tax	0.31	(0.69)	(0.05)	—	—	1.57	0.27

Basic earnings (loss) per share	$1.40	$1.55	$(6.66)	$(4.96)	$(3.29)	$2.35	$1.04

Weighted average number of shares outstanding	73,782	59,133	33,054	20,739	20,746	73,791	73,780

Diluted earnings (loss) per common share:
Earnings (loss) from continuing operation	$1.07	$2.21	$(6.61)	$(4.96)	$(3.29)	$0.75	$0.76
Earnings (loss) from discontinued operations, net of tax	0.30	(0.69)	(0.05)	—	—	1.53	0.27

Diluted earnings (loss) per share	$1.37	$1.52	$(6.66)	$(4.96)	$(3.29)	$2.28	$1.03

Weighted average number of shares outstanding	75,044	60,002	33,054	20,739	20,746	76,150	75,041

Cash flow data:
Net cash provided by (used in) operating activities	$302.6	$257.6	$162.3	$42.6	$(4.1)	$148.3	$105.5
Net cash (used in) provided by investing activities	(248.8)	(276.6)	(2,232.9)	(48.5)	(30.4)	380.8	(101.1)
Net cash (used in) provided by financing activities	(102.7)	8.9	2,134.4	(1.7)	(18.9)	(356.7)	(66.7)
Effect of exchange rate changes on cash	(13.8)	1.0	5.6	3.8	2.6	(5.0)	(3.4)

Net (decrease) increase in cash and cash equivalents	$(62.7)	$(9.1)	$69.4	$(3.8)	$(50.8)	$167.4	$(65.7)

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	($ in millions)
Other data:
Depreciation and amortization	$191.0	$170.6	$106.6	$52.4	$46.3	$108.4	$93.0
Capital expenditures, excluding capital leases	171.9	163.5	81.0	34.3	36.0	(93.8)	(71.2)
EBITDA (14)	539.6	581.1	80.6	56.7	73.8	305.6	275.0
Non-cash (gains) and charges included in EBITDA (15)	(6.4)	(100.7)	151.4	90.4	74.6	10.8	(2.2)
Other special charges included in EBITDA (16)	88.3	90.5	100.4	2.4	2.0	8.8	6.4
	As of December 31,
						As of June 30, 2007
	2006	2005	2004	2003	2002
	($ in millions)
Balance sheet data:
Cash and cash equivalents	$27.7	$100.5	$91.3	$41.9	$45.7	$193.5
Working capital(17)	625.4	556.5	389.5	110.6	73.2	629.3
Property, plant and equipment, net	1,374.9	1,237.6	1,334.5	418.6	407.0	1,405.5
Total assets(1)	5,219.8	4,816.5	5,388.6	1,460.7	1,425.3	5,157.7
Total long-term debt, including current portion	2,838.7	2,761.2	3,280.5	1,063.5	1,012.0	2,526.8
Redeemable convertible preferred stock	—	—	34.3	30.1	—	—
Stockholders' equity	1,120.5	834.7	624.0	126.1	172.9	1,336.0

(1)
We recorded impairment charges of $2.2 million related to the write-down of property, plant and equipment in 2006 within our Specialty Chemicals segment and $0.4 million related to the write-down of property, plant and equipment in 2005 within our Performance Additives segment. As part of our impairment testing in 2004, 2003 and 2002, we determined that there were goodwill impairments of $4.0 million, $19.3 million and $50.0 million, respectively, in our Electronics segment. We also determined that there was a property, plant and equipment impairment of $7.0 million and $15.7 million in 2004 and 2003, respectively, in our Electronics segment. See Note 17 to our financial statements (which are incorporated by reference herein), "Impairment Charges," for further details.

(2)
Restructuring charges include certain expenses incurred in connection with severance charges and asset write-offs related to consolidations and cessations of certain of our operations. See Note 18 to our financial statements (which are incorporated by reference herein), "Restructuring Liability," for further details.

(3)
In connection with the IPO, we recorded an expense of $10.0 million in the third quarter of 2005 to terminate the management services agreement with affiliates of KKR and DLJ Merchant Banking Partners III, L.P. ("DLJMB").

(4)
We recorded net gains of $0.2 million, $4.4 million (including a gain of $1.7 million related to the sale and leaseback of a facility in the Specialty Chemicals segment), $5.2 million and $0.4 million for the years ended December 31, 2006 and 2005 and the six months ended June 30, 2007 and 2006, respectively, related to asset sales.

(5)
For the years ended December 31, 2006, 2005, 2004, 2003 and 2002, and the six months ended June 30, 2007 and 2006, interest expense, net included gains (losses) of $7.2 million, $22.4 million, $6.0 million, $(6.0) million, $(11.6) million, $(2.0) million and $15.3 million, respectively, representing the movement in the mark-to-market valuation of our interest rate and cross-currency swaps for the periods. Included in these gains (losses) within interest expense, net for the years ended December 31, 2006, 2005, 2004 and 2003 and the six months ended June 30, 2007 and 2006, are mark-to-market (losses) gains of $(2.2) million, $3.6 million, $0.8 million, $(10.5) million, $(0.4) million and $(1.7) million, respectively, related to cross-currency swaps. In addition, for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 and the six months ended June 30, 2007 and 2006, interest expense, net includes $9.7 million, $10.7 million, $7.4 million, $6.1 million, $8.0 million, $4.7 million and $4.7 million, respectively, of amortization expense related to deferred financing costs.

(6)
In May 2007, we paid a redemption premium of $14.5 million and wrote off $4.9 million of deferred financing costs associated with the redemption of the 2011 Notes on May 15, 2007. In the third quarter of 2005, we paid a redemption premium of $13.2 million to redeem long-term debt and wrote off $13.4 million of deferred financing costs associated with the debt repaid in connection with the IPO.

(7)
In December 2005, we expensed $1.0 million in connection with the third amendment under the senior secured credit facilities. In 2004, we wrote off $27.1 million of deferred financing costs in connection with debt repayment and refinancing. In July 2003, we wrote off $36.9 million of deferred debt issuance costs relating to our previous long-term debt that was repaid as part of the July 2003 debt refinancing. In addition, we expensed $1.4 million in December 2003 of investment banking and professional fees in connection with the refinancing of borrowings under the then new senior credit facilities. In the first quarter of 2007, we expensed $0.9 million related to the fourth amendment of the senior secured credit agreement.

(8)
Foreign exchange gain (loss) represents the translation impact on our euro-denominated debt resulting from the (weakening) strengthening of the euro against the U.S. dollar during the applicable periods. In 2004, this amount also included a $10.9 million mark-to-market realized loss on foreign currency derivative agreements that we entered into in connection with the Dynamit Nobel Acquisition.

(9)
We recorded $1.8 million of income in 2006 ($1.6 million in the three months ended March 31, 2006 primarily related to the correction of an error related to a previously unrecorded asset in the Titanium Dioxide Pigments segment). The effect of this adjustment to our consolidated financial statements for the year ended December 31, 2005 was not material. In 2005, we recorded $2.6 million of income primarily related to the reversal of a bad debt reserve of $2.9 million related to a note receivable from the buyer in connection with the sale of a business by Dynamit Nobel prior to the Dynamit Nobel Acquisition for which the cash was collected from the buyer in 2005. In 2004, the loss of $2.8 million primarily relates to a stamp duty tax paid on certain assets transferred in the United Kingdom in connection with the KKR Acquisition.

(10)
As noted above, we completed the sale of our Groupe Novasep subsidiary on January 9, 2007 and have accounted for the results of the former Groupe Novasep reportable segment as a discontinued operation in the accompanying consolidated statements of operations (see Note 2, "Discontinued Operations," to our financial statements which are incorporated by reference herein for further details). An impairment charge of $44.7 million was recorded in 2005 primarily related to the write-down of property, plant and equipment in conjunction with the downsizing of the Rohner facility within our former Groupe Novasep segment. In addition, in March 2006, we sold Rohner AG and recorded a pre-tax loss of $11.5 million.

(11)
In the first quarter of 2007, we recorded a gain of $115.7 million (net of $2.0 million of German taxes) related to the sale of Groupe Novasep in January 2007.

(12)
Represents the net income (loss) applicable to common shareholders after reducing net income (loss) by the amount of accumulated and unpaid dividends and the accretion to the redemption value of the redeemable convertible preferred stock for the respective period. See Note 14 to our financial statements (which are incorporated by reference herein), "Earnings Per Share."

(13)
Net earnings (loss) per share is calculated by dividing net income (loss) applicable to common shareholders by the weighted average shares outstanding.

(14)
EBITDA is defined as net income (loss) plus interest expense, net, income tax provision (benefit) and depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to net income (loss) as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

The amounts shown for EBITDA differ from the amounts calculated under the definition of consolidated EBITDA used in our debt agreements. The definition of EBITDA used in our debt agreements permits further adjustments for certain cash and non-cash charges and gains; the indenture governing the 2014 Notes exclude certain adjustments permitted under the senior secured credit agreement. Consolidated EBITDA as adjusted is used in our debt agreements to determine compliance with financial covenants and our ability to engage in certain activities, such as incurring additional debt and making certain payments. In addition to covenant compliance, our management also uses consolidated EBITDA as adjusted to assess our operating performance and to calculate performance-based cash bonuses and determine whether certain performance-based stock options vest, as both such bonuses and options are tied to EBITDA as adjusted targets. For discussion of the adjustments, uses and the limitations on the use of Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Note Regarding Non-GAAP Financial Measures", which is incorporated by reference herein.

The following table sets forth a reconciliation of net income (loss) to EBITDA for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	($ in millions)
Net income (loss)	$103.0	$95.8	$(216.1)	$(91.7)	$(68.2)	$173.3	$77.1
(Income) loss from discontinued operations	(27.9)	44.2	1.9	—	—	(0.5)	(24.6)
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	(115.7)	—
Minority interest in discontinued operations	5.2	(3.0)	—	—	—	0.1	4.2

Net income (loss) from continuing operations	80.3	137.0	(214.2)	(91.7)	(68.2)	57.2	56.7
Income tax provision (benefit)	72.6	64.2	27.1	(16.3)	(12.5)	44.0	40.3
Minority interest in continuing operations	—	—	—	—	—	3.4	—
Interest expense, net	195.7	209.3	161.1	112.3	108.2	92.6	85.0
Depreciation and amortization	191.0	170.6	106.6	52.4	46.3	108.4	93.0

EBITDA	$539.6	$581.1	$80.6	$56.7	$73.8	$305.6	$275.0

(15)
EBITDA, as defined above, contains the following non-cash charges and gains for which we believe adjustment is permitted under our senior secured credit agreement, each of which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges and Credits", which is incorporated by reference herein:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007		2006
	($ in millions)
Impairment charges	$2.2	$0.4	$11.0	$35.0	$50.0	$—		$—
Write-off of deferred debt issuance costs	—	13.4 (a)	25.1	36.9	—	14.5	(b)	—
Foreign exchange (gain) loss	(8.6)	(114.5)	115.3	18.5	24.6	(3.7)		(2.2)

	$(6.4)	$(100.7)	$151.4	$90.4	$74.6	$10.8		$(2.2)

  (a)
  Represents pre-tax charges related to the write-off of deferred debt issuance costs associated with debt repaid with IPO proceeds of $13.4 million. This amount is reported in "loss on early extinguishment of debt" in the "Consolidated Statements of Operations" which are incorporated by reference herein.

  (b)
  Represents pre-tax charges related to the write-off of deferred debt issuance costs associated with the redemption of the 2011 Notes. This amount is reported in "loss on early extinguishment of debt" in the "Consolidated Statements of Operations" which are incorporated by reference herein.

(16)
In addition to non-cash charges and gains, our EBITDA contains the following other special charges and gains for which we believe adjustment is permitted under our senior secured credit agreement, each of which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Which Affect Our Results of Operations—Special Charges and Credits", which is incorporated by reference herein:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2005	2004	2003	2002	2007	2006
	($ in millions)
Restructuring and related charges(a)	$5.6	$15.9	$1.1	$1.8	$1.2	$6.0	$2.2
CCA litigation defense costs	0.8	1.2	—	—	—	0.3	0.5
Systems/organization establishment expenses	10.7	3.9	4.8	1.6	1.5	1.2	4.1
Cancelled acquisition and disposition costs	2.5	1.2	0.5	1.9	0.3	0.8	0.9
Costs incurred related to debt modifications	—	1.0	2.0	1.4	—	0.9	—
Business interruption costs and insurance recovery	—	—	—	(4.5)	(2.2)	—	—
Stamp duty tax	—	—	4.0	—	—	—	—
Inventory write-up reversal	1.1	—	53.8	0.2	—	0.1	0.9
Management services agreement termination fee	—	10.0	—	—	—	—	—
Long-term debt redemption premium	—	13.2	—	—	—	4.9	—
Gain on sale of assets	(0.2)	(4.4)	—	—	—	(5.2)	(0.4)
Loss on receivables sold	—	—	—	—	1.2	—	—
Foreign exchange loss on foreign currency derivatives	—	—	10.9	—	—	—	—
Other	(0.5)	(3.4)	2.7	—	—	(0.2)	(1.8)
Discontinued operations(b)	68.3	51.9	20.6	—	—	—	—

	$88.3	$90.5	$100.4	$2.4	$2.0	$8.8	$6.4

  (a)
  Includes inventory write-downs of $0.4 million and $0.5 million recorded in cost of products sold for the years ended December 31, 2006 and 2005, respectively.

  (b)
  For a reconciliation of net income (loss) to Adjusted EBITDA which sets forth the applicable components of Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations", which is incorporated by reference herein.

(17)
Working capital is defined as current assets less current liabilities.

FORWARD-LOOKING STATEMENTS

        This document contains forward-looking statements. Forward-looking statements are not statements of historical fact and may involve a number of risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events and estimates of amounts not yet determinable. We have used the words "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," "could," "may" and other words and terms of similar meaning, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. In particular, these factors include, among other things:

  •
  our business strategy;

  •
  competitive pricing or product development activities affecting demand for our products;

  •
  fluctuations in interest rates, exchange rates and currency values;

  •
  availability and pricing of raw materials;

  •
  fluctuations in energy prices;

  •
  changes in the end-use markets in which our products are sold;

  •
  changes in the general economic conditions in North America and Europe and in other locations in which we currently do business;

  •
  technological changes affecting production of our materials;

  •
  governmental and environmental regulations and changes in those regulations;

  •
  hazards associated with chemicals manufacturing;

  •
  our high level of indebtedness;

  •
  risks associated with negotiating, consummating and integrating acquisitions;

  •
  risks associated with competition and the introduction of new competing products, especially in the Asia-Pacific region; and

  •
  risks associated with international sales and operations.

        You should keep in mind that any forward-looking statements made by us in this prospectus or elsewhere speak only as of the date on which we make them. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Although data regarding the specialty chemicals industry, our end-use markets, our market position and market share within our industry and our end-use markets are inherently imprecise, we believe such data are generally reliable. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third party sources. Similarly, while we believe internal company surveys and management estimates to be reliable, we have not verified them, nor have they been verified by any independent source. While we are not aware of any misstatements regarding any industry data presented herein, estimates, in particular as they relate to general expectations concerning the specialty chemicals industry, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions "Risk Factors" and "Forward-Looking Statements" in this prospectus.

RISK FACTORS

        An investment in our securities involves risks. You should carefully consider the risks described below, together with the other information included in this prospectus and the accompanying prospectus supplement and the information incorporated by reference, before deciding to purchase any common stock.

Risks Related to Our Business

Substantial Leverage—Our available cash and access to additional capital may be limited by our substantial leverage.

        We are highly leveraged and have significant debt service obligations. As of June 30, 2007, we had $2,526.8 million of indebtedness outstanding and total stockholders' equity of $1,336.0 million. This level of indebtedness could have important negative consequences to us and you, including:

  •
  we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

  •
  we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

  •
  some of our debt, including borrowings under the senior secured credit facilities, have variable rates of interest, which will expose us to the risk of increased interest rates;

  •
  our debt level increases our vulnerability to general economic downturns and adverse industry conditions;

  •
  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

  •
  our substantial amount of debt and the amount we need to pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could cause our lenders to terminate commitments under our debt agreements, declare all amounts, including accrued interest, due and payable, and enforce their rights in respect of collateral.

        Our cash interest expense for the year ended December 31, 2006 and the six months ended June 30, 2007 was $193.2 million and $85.9 million, respectively. At June 30, 2007, we had $1,737.7 million of variable rate debt. After including the notional amounts of variable to fixed interest rate swaps, the variable amount was $390.8 million. A 1% increase in the average interest rate would increase future interest expense by approximately $3.9 million per year. As of June 30, 2007, our debt service for 2007, which represents expected principal payments of our long-term debt and estimated scheduled cash interest payments, was expected to be $544.2 million which includes a one-time payment of $273.4 million incurred in connection with the redemption of the senior subordinated notes due 2011 in May 2007.

Additional Borrowings Available—Despite our substantial leverage, we and our subsidiaries will be able to incur more indebtedness. This could further exacerbate the risks described above, including our ability to service our indebtedness.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our indirect, wholly-owned subsidiary, Rockwood Specialties Group, Inc.'s ("Group" or

"Group's") senior secured credit facilities and the indenture governing the senior subordinated notes due 2014 (the "2014 Notes") contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. As of June 30, 2007, the revolving credit facility under the senior secured credit facilities provided for additional borrowings of up to $222.1 million, after giving effect to $27.9 million of letters of credit issued on our behalf. There are no outstanding borrowings under the revolving credit facility. In addition, the term loans and the availability under the revolving credit facility under the senior secured credit facilities may be increased by up to $250.0 million in aggregate, subject to certain exemptions and provided that Group procures lender commitments for such increase. To the extent new debt is added to our debt levels, the substantial leverage risks described above would increase.

Restrictive Covenants in Our Debt Instruments—Our debt instruments contain a number of restrictive covenants which may limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

        Group's senior secured credit agreement and indenture governing the 2014 Notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, among other things, our ability to take certain actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources", which is included in our Form 10-K for fiscal year ended December 31, 2006 and incorporated by reference herein for further details. In addition, Group's senior secured credit facilities also require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. The restrictions and financial covenants contained in Group's senior secured credit agreement and indenture governing the 2014 Notes could adversely affect our ability to finance our operations, acquisitions, investments or strategic plans or other capital needs or to engage in other business activities that would be in our interest.

        A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under the senior secured credit facilities and/or the indenture. If an event of default occurs under the senior secured credit facilities, which includes an event of default under the indenture governing the 2014 Notes, the lenders could elect to:

  •
  declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

  •
  require us to apply all of our available cash to repay the borrowings; or

  •
  prevent us from making debt service payments on the 2014 Notes;

any of which would result in an event of default under the 2014 Notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing. If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing the senior secured credit facilities, which constitutes substantially all of our and our subsidiaries' assets.

Risks Associated with Acquisitions—We may not be able to successfully integrate or complete acquisitions we may seek to make in the future.

        The process of combining or acquiring businesses with Rockwood involves risks. We may face difficulty completing the integration of the new operations, technologies, products and services of acquisitions or combinations, and may incur unanticipated expenses related to those integrations. The difficulties of combining operations may be magnified by integrating personnel with differing business backgrounds and corporate cultures. Failure to successfully manage and integrate acquisitions with our existing operations could lead to the potential loss of customers of the acquired business, the potential loss of employees who may be vital to the new operations, the potential loss of business opportunities or other adverse consequences that could affect our financial condition and results of operations. Even if integration occurs successfully, failure of any future acquisition or combination to achieve levels of anticipated sales growth, profitability or productivity comparable with those achieved by our existing operations, or otherwise not perform as expected, may adversely impact our financial condition and results of operations. In addition, certain acquisitions may trigger regulations designed to monitor competition and would therefore require regulatory approval. We cannot predict whether such authorities will approve acquisitions we seek to accomplish in the future.

Net Loss—We have experienced losses in the past and may experience losses in the future and cannot be certain that our net operating loss carryforwards will continue to be available to offset our tax liability.

        We have incurred net losses in the past (e.g., a net loss of $216.1 million was incurred in 2004) and we may incur net losses in the future. We may not generate cash flow sufficient to meet debt service obligations and other capital requirements, such as working capital and maintenance capital expenditures. As of June 30, 2007, we had deferred tax assets of $172.4 million related to worldwide net operating loss carryforwards. Additionally at June 30, 3007 we had a total valuation allowance of $116.4 million. If our operating performance deteriorates in the future in certain tax jurisdictions, we may be unable to realize these net operating loss carryforwards and we may be required to record an additional valuation allowance.

Currency Fluctuations—Because a significant portion of our operations is conducted in foreign currencies, fluctuations in currency exchange rates may adversely impact our financial condition and results of operations and may affect the comparability of our results between financial periods.

        Our operations are conducted by subsidiaries in many countries. The results of their operations and financial condition are reported in the local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the dollar in recent years have fluctuated significantly and may continue to do so in the future. A significant portion of our net sales and cost of products sold is denominated in euros. Approximately 48% of our 2006 net sales were derived from subsidiaries whose local currency is the euro. This increases the impact of the fluctuation of the euro against the U.S. dollar.

        Furthermore, because a portion of our debt is denominated in euros, which as of June 29, 2007 equaled an aggregate of €870.6 million ($1,179.0 million based on the June 29, 2007 exchange rate of €1.00 = $1.3542), we are subject to fluctuation in the exchange rate between the U.S. dollar and the euro. For example, the dollar-euro noon buying rate announced by the Federal Reserve Bank of New York increased from $1.00 = €1.065 on December 31, 2000 to $1.00 = €0.7384 on June 29, 2007. Being subject to this currency fluctuation may have an adverse effect on the carrying value of our debt and may also affect the comparability of our results of operations between financial periods. As of June 29, 2007, a weakening or strengthening of the euro against the U.S. dollar by $0.01 would decrease or increase, respectively, by $8.7 million the U.S. dollar equivalent of our total euro-denominated debt of €870.6 million. In addition, because our consolidated financial statements are reported in U.S. dollars, the translation effect of such fluctuations has in the past significantly impacted, and may in the future, significantly impact the carrying value of our debt and results of operations and may affect the comparability of our results between financial periods. We also incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. We may not be able to effectively manage our currency translation and/or transaction risks and volatility in currency exchange rates may have a material adverse effect on the carrying value of our debt and results of operations.

Regulation of Our Raw Materials, Products and Facilities—Our business could be adversely affected by regulation to which our raw materials, products and facilities are subject.

        Some of the raw materials we handle, and our products and facilities, are subject to government regulation. These regulations affect the manufacturing processes, uses and applications of our products. For example, the Environmental Protection Agency has convened a scientific advisory panel to evaluate the potential exposure and risk from contact with chromated copper arsenate (CCA) treated wood and is evaluating the use of coatings to reduce such exposure. We cannot predict how these and other findings from regulatory agencies may affect our cash flows or results of operation.

        In addition, some of our subsidiaries' products contain raw materials, such as arsenic pentoxide, carbon disulfide, lithium carbonate, tetrahydrofuran, copper, chromic acid, silica, zinc chromate and lead, that are deemed hazardous materials in certain situations. The use of these materials is regulated and some of these regulations require product registrations, which also are subject to renewal and potential revocation. These regulations may affect our ability to market certain chemicals we produce.

        There is also a risk that other key raw materials or one or more of our products may be found to have, or be recharacterized as having, a toxicological or health-related impact on the environment or on our customers or employees. If such a discovery or recharacterization occurs, the relevant materials, chemicals or products, including products of our customers incorporating our materials or chemicals, may be recalled or banned or we may incur increased costs in order to comply with new regulatory requirements. Change in regulations, or their interpretation, may also affect the marketability of certain of our products.

Manufacturing Hazards—Hazards associated with chemical manufacturing could adversely affect our results of operations.

        Due to the nature of our business, we are exposed to the hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes in our manufacturing facilities or our distribution centers, such as fires, explosions and accidents. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on our company as a whole. Other hazards include piping and storage tank leaks and ruptures, mechanical failure, employee exposure to hazardous substances, chemical spills and other discharges or releases of toxic or hazardous substances or gases and inclement weather and natural disasters. These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions and lawsuits by injured persons. For example, our subsidiaries were named as defendants in a wrongful death suit filed by the family of an employee who was fatally injured in an accident in our Clay-based Additives facility in Gonzales, Texas. While we are unable to predict the outcome of this case and other such cases, if determined adversely to us, we may not have adequate insurance to cover such claims and, if not, we may not have sufficient cash flow to pay for such claims. Such outcomes could adversely affect our customer goodwill, cash flow and results of operations.

Raw Materials—Fluctuations in costs of our raw materials or, our access to supplies of our raw materials could adversely affect our results of operations.

        Although no single raw material represented more than 3% of our cost of products sold in 2006, raw material costs generally account for a high percentage of our total costs of products sold. In 2006, raw materials constituted approximately 53% of our cost of products sold. We generally purchase raw materials based on supply agreements linked to market prices and therefore our results of operations are subject to short-term fluctuations in raw materials prices. These fluctuations limit our ability to accurately forecast future raw material costs and hence our profitability.

        Many of the raw materials we use are commodities, and the price of each can fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions or significant facility operating problems. Historically, there have been some price increases we have not been able to pass through to our customers. This trend may continue in the future. In addition, titanium-bearing slag used in our Titanium Dioxide Pigments segment is our largest raw material (in terms of dollars) and is sourced primarily from two suppliers. If one of our suppliers is unable to meet its obligations under our present supply agreement or we are unable to enter into new supply arrangements on competitive terms when our existing short-term supply arrangements expire, we may be forced to pay higher prices to obtain these necessary raw materials. Furthermore, certain of our raw materials, such as cesium and lithium salts, are sourced from countries where political, economic and social conditions may be subject to instability. In addition, one of our raw materials, lithium brine, requires a period of gestation before it can be used to produce lithium compounds. In the event there is an increase in market demand for lithium products, or unfavorable weather conditions at the lithium ponds, as we experienced in early 2006, we may not be able to respond to such market demand on a timely basis. Any interruption of supply or any price increase of raw materials could result in our inability to meet demand for our products, loss of customer goodwill and higher costs of producing our products.

Energy Costs—Fluctuations in energy costs could have an adverse effect on our results of operations.

        Energy purchases in 2006 constituted approximately 5% of Rockwood's cost of products sold. Fluctuations in the price of energy limit our ability to accurately forecast future energy costs and consequently our profitability. For example, natural gas prices were volatile and continued to increase in North America in 2006, due in part to global political conditions and weather conditions. In contrast, natural gas prices in Europe, where our Titanium Dioxide Pigments segment is located, have historically been relatively stable. Rising energy costs may increase our raw material costs and negatively impact our customers and the demand for our products. These risks will be heightened if our customers or production facilities are in locations experiencing severe energy shortages. For example, our lithium facility in Chile has experienced a shortage of natural gas due to the Argentine government's decision to ration its supply of natural gas to Chile. If energy prices fluctuate significantly, or we experience severe energy shortages, our business, in particular, our Titanium Dioxide segment, or results of operations may be adversely affected.

Environmental, Health and Safety Regulation—Compliance with extensive environmental, health and safety laws could require material expenditures or changes in our operations.

        Our operations are subject to extensive environmental, health and safety laws and regulations at national, international and local levels in numerous jurisdictions. In addition, our production facilities and a number of our distribution centers require operating permits that are subject to renewal and, in some circumstances, revocation. The nature of the chemicals industry exposes us to risks of liability under these laws and regulations due to the production, storage, transportation, disposal and sale of chemicals and materials that can cause contamination or personal injury if released into the environment. In 2006, our capital expenditures for safety, health and environmental matters (SHE) were approximately $35.3 million. For 2007, we estimate capital expenditures for compliance with SHE laws to be at similar levels. We may be materially impacted in the future by the Registration, Evaluation and Authorization of Chemicals, or REACH, legislation which became effective in the EU on June 1, 2007. We estimate our cost of compliance with REACH to be approximately $3.0 million per year over the next 11 years, although we may incur additional costs.

        Compliance with environmental laws generally increases the costs of registration/approval requirements, the costs of transportation and storage of raw materials and finished products, as well as the costs of the storage and disposal of wastes, and could have a material adverse effect on our results of operations. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations, for violations arising under these laws or permit requirements. Furthermore, environmental laws are subject to change and have tended to become stricter over time. Such changes in environmental laws or their interpretation, or the enactment of new environmental laws, could result in materially increased capital expenditures and compliance costs.

        In addition, the discovery of contamination arising from historical industrial operations at some of our former and present properties has exposed us, and in the future may continue to expose us, to cleanup obligations and other damages. For example, soil and groundwater contamination is known to exist at several of our facilities. At June 30, 2007, we had approximately $35.0 million in reserves for estimated environmental liabilities and estimated the potential range for such liabilities to be between $35.0 million and $50.0 million.

        Under the sale and purchase agreement regarding the Dynamit Nobel Acquisition, GEA Group Aktiengesellschaft (formerly known as mg technologies ag) is required to indemnify us for certain environmental matters, subject to certain limitations. However, GEA Group may not adhere to its indemnity obligations to us and the indemnity may not adequately cover any related environmental matters, and we may have to institute proceedings to pursue recovery for such matters. Such legal proceedings may be costly and may require a substantial amount of management attention.

Environmental Indemnities—We may be subject to environmental indemnity claims relating to properties we have divested.

        The discovery of contamination arising from properties that we have divested may expose us to indemnity obligations under the sale agreements with the buyers of such properties or cleanup obligations and other damages under applicable environmental laws. For example, we have obligations to indemnify the buyers of the former explosives business and automotive ignition systems business of Dynamit Nobel for certain environmental matters. Under such sale agreements, these indemnities are not limited as to amount. In addition, we agreed to indemnify the buyers of our Groupe Novasep subsidiary for three years for certain known and unknown environmental actions which may arise in the future, and the buyer of our Electronics segment for five and seven years, respectively, for on-site and off-site environmental liabilities related to such business (subject to the closing of the sale, which is expected to occur in the fourth quarter of 2007, subject to regulatory approval). Furthermore, we have an obligation to indemnify the buyers of a portion of our former manufacturing sites at Troisdorf, Germany, for which we have a total reserve of approximately $13.6 million as of June 30, 2007. We may not have adequate insurance coverage or cash flows to make such indemnity payments. Such payments may be costly and may adversely affect our financial condition and results of operations.

Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of product liability claims.

        The sale of our products involves the risk of product liability claims. For example, some of the chemicals or substances that are used in our businesses, such as arsenic pentoxide, have been alleged to represent potentially significant health and safety concerns. Class action suits had been filed in Louisiana, Florida and Arkansas, for example, naming one of our subsidiaries and a number of competitors of our Timber Treatment Chemicals business line in our Performance Additives segment, as well as treaters and retailers, as defendants.

        In addition, our subsidiary has been named as a defendant in personal injury suits in several jurisdictions with retailers and treaters named as other defendants. Furthermore, there are other similar suits, including putative class actions, pending against retailers, treaters and other formulators to which we may be eventually named as a defendant. These suits allege, among other things, product liability claims in connection with the use of timber products treated with CCA, which utilizes arsenic pentoxide as a raw material. Other legal actions in which we participate or which relate to our business include the following:

  •
  a subsidiary in our Advanced Ceramics segment has been named as a defendant in several product liability lawsuits in Europe relating to broken artificial hip joints, which allege negligent manufacturing by our subsidiary of ceramic components used in the production of artificial hip joints.

  •
  a subsidiary in our Specialty Compounds segment has been named in lawsuits relating to compounds we supplied our customers to produce medical products and packaging materials. The suits allege, among other things, contract and tort causes of action.

  •
  our customer has been named in a class action lawsuit in New Jersey relating to a prosthesis hip replacement system using ceramic components. The lawsuit alleges a violation of the Consumer Fraud Act, design defect, breach of warranty and negligence based on our customer's design and manufacture of hip implant systems.

  •
  a subsidiary in our Specialty Chemicals segment has been named as a defendant in several lawsuits in the United States regarding exposure to solvents and other chemicals contained in some of our products.

        Also, because many of our products are integrated into our customers' products, we may be requested to participate in or share in the costs of a product recall conducted by a customer. For example, some of our businesses, including those within our Specialty Chemicals, Advanced Ceramics and Specialty Compounds segments, supply products to customers in the automobile industry. In the event one of these customers conducts a product recall that it believes is related to one of our products, we may be asked to participate in or fund in whole or in part such a recall.

        We are unable to estimate our exposure, if any, to the above-mentioned lawsuits at this time. We may be subject to future claims with regard to these suits or others like them and we may not be able to avoid significant product liability exposure. A successful product liability claim or series of claims against us for which we are not otherwise indemnified or insured could materially increase our operating costs or prevent such operating subsidiary from satisfying its financial obligations. For example, for policies renewed on or after November 2002, our insurers excluded CCA from our insurance coverage under our general liability policies. We may not have sufficient cash flow from operations or assets to pay a judgment resulting from a product liability claim or product recall, if any, for which there is no or inadequate insurance coverage. Any such judgment or product recall could materially increase our operating costs or prevent such operating subsidiary from satisfying its financial obligations.

Product Liability—Due to the nature of our business and products, we may be liable for damages arising out of certain indemnity claims.

        We may be subject to indemnity claims for product liability lawsuits relating to products we have sold. For example, our Timber Treatment Chemicals business has entered into indemnity agreements with various customers who purchased CCA-based wood protection products. Pursuant to those agreements, one of our subsidiaries agreed to defend and hold harmless those customers for certain causes of action, based on domestic mammalian, and in some cases, human toxicity, caused by our CCA-based wood protection products, subject to certain conditions. Our Timber Treatment Chemicals business, and several of our customers were named as defendants in several suits, including putative class actions, relating to CCA-based wood protection products. Our Timber Treatment Chemicals business has received and may in the future receive claims for indemnity from customers in connection with litigation relating to CCA-based wood protection products and may be required to pay indemnity claims under such agreements to one or more of its customers. If our Timber Treatment Chemicals business is required to pay one or more indemnity claims, insurance or indemnity arrangements from

Degussa (the successor to Laporte, from which the specialty chemicals business lines that formed Rockwood in the KKR Acquisition were acquired) may not cover such claims and, if not, our subsidiary may not have sufficient free cash flow to pay such claims. We are unable to estimate our exposure, if any, to these claims and lawsuits at this time.

        In addition, our Specialty Chemicals segment's subsidiary that formerly manufactured insulating glass sealants has been named as a defendant in several product liability lawsuits relating to alleged negligent manufacturing of these sealants. Pursuant to the sale and purchase agreement with respect to the divested business, one of our Specialty Chemicals' subsidiaries may be required to pay indemnity claims for a limited number of years. If this subsidiary is required to pay indemnity claims, our insurance may not cover such claims and, if not, our subsidiary may not have sufficient cash flow to pay these claims. One or more of these claims could adversely affect our financial condition or results of operations.

Cyclicality—Downturns in cyclical industries and general economic conditions could adversely affect our profitability.

        Our products are used in certain industries that are cyclical in nature, such as the automotive, data and communications and electronics industries. In addition, sales to the construction market are driven by trends in commercial and residential construction, housing starts and trends in residential repair and remodeling. Downturns in one or more of these industries could severely reduce demand for our products. For example, a downturn in the telecommunications market affected the results of operations of our Specialty Compounds segment in prior years.

        In addition, downturns in general economic conditions, whether in a particular region or globally, could reduce demand for our products. An economic downturn in one or more of the markets or geographic regions in which we sell our products may result in a decline in our net sales.

FDA Regulation—Some of our manufacturing processes and facilities, pharmaceutical customers and medical device customers are subject to regulation by the FDA or similar foreign agencies. These requirements could adversely affect our results of operations.

        Regulatory requirements of the FDA are complex. Any failure to comply with them could subject us and/or our customers to fines, injunctions, civil penalties, lawsuits, recall or seizure of products, total or partial suspension of production, denial of government approvals, withdrawal of marketing approvals and criminal prosecution. Any of these actions could adversely impact our net sales, undermine goodwill established with our customers, damage commercial prospects for our products and materially adversely affect our results of operations.

        The manufacture and supply of ceramic-on-ceramic ball head and liner components for hip joint prostheses systems by our Advanced Ceramics segment may be subject to the FDA's Quality System Regulation, which imposes current Good Manufacturing Practice requirements on the manufacture of medical devices. Certain lithium compounds manufactured by our Fine Chemicals business line of our Specialty Chemicals segment are subject to FDA regulation.

        In addition, medical device customers of our Advanced Ceramics segment to whom we supply our ceramic-on-ceramic ball head and liner components are subject to FDA regulation, including premarket approval of their products and post market compliance requirements. The FDA may take three years or longer to grant premarket approval, if at all. Once approved, our customers' total hip prostheses systems may be withdrawn from the market either voluntarily by our customers or as a result of the FDA's or a foreign equivalent's withdrawal of marketing approval or removal of such products for a number of reasons including safety, current Good Manufacturing Practice or Quality System Regulation problems with our products or our customers' final products. These factors could significantly limit our net sales generated by our Advanced Ceramics segment and may have a material adverse effect on our financial condition and results of operations.

Competition—Our industry is highly competitive. The end-use markets in which we compete are also highly competitive. This competition may adversely affect our results of operations.

        We face significant competition from major international producers as well as smaller regional competitors. Our most significant competitors include major chemicals and materials manufacturers and diversified companies, a number of which have revenues and capital resources exceeding ours. In addition, there is increasing competition from market participants in China.

        Within the end-use markets in which we compete, competition between products is intense. Substitute products also exist for many of our products. Therefore, we face substantial risk that certain events, such as new product development by our competitors, changing customer needs, production advances for competing products, price changes in raw materials, our failure to secure patents or the expiration of patents, could result in declining demand for our products as our customers switch to substitute products or undertake manufacturing of such products on their own. If we are unable to develop and produce or market our products to effectively compete against our competitors, our results of operations may materially suffer.

        We believe that our customers are increasingly looking for strong, long-term relationships with a few key suppliers that help them improve product performance, reduce costs, or support new product development. To satisfy these growing customer requirements, our competitors have been consolidating within product lines through mergers and acquisitions. We may also need to invest and spend more on research and development and marketing costs to strengthen existing customer relationships, as well as attract new customers. As a result, our substantial debt level could limit our flexibility to react to these industry trends and our ability to remain competitive.

Product Innovation—If we are not able to continue our technological innovation and successful commercial introduction of new products, our profitability could be adversely affected.

        Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets and upon our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We will have to continue to identify, develop and market innovative products on a timely basis to replace or enhance existing products in order to maintain our profit margins and our competitive position. We may not be successful in developing new products and/or technology, either alone or with third parties, or licensing intellectual property rights from third parties on a commercially competitive basis. Our new products may not be accepted by our customers. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, our business, financial condition and results of operations could be adversely affected.

Dependence on Intellectual Property—If our intellectual property were copied by competitors, or if they were to develop similar intellectual property independently, our results of operations could be negatively affected.

        Our success depends to a significant degree upon our ability to protect and preserve our intellectual property rights, which rights we own or use pursuant to licenses granted to us by third parties. The confidentiality and patent assignment agreements we enter into with most of our key employees and third parties to protect the confidentiality, ownership and use of intellectual property may be breached, may not be enforceable, or may provide for joint ownership or ownership by a third party. In addition, we may not have adequate remedies for a breach by the other party, which could adversely affect our intellectual property rights. The use of our intellectual property rights or intellectual property similar to ours by others or our failure to protect such rights could reduce or eliminate any competitive advantage we have developed, adversely affecting our net sales. If we must sue to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of company resources and management attention, and we may not prevail in such action. In addition, when our patents expire, competitors or new market entrants may manufacture products substantially similar to our products previously protected by a patent. For example, our patent in ACQ technology expired in May 2007 and as a result, there have been new entrants into this market.

        We conduct research and development activities with third parties and license certain intellectual property rights from third parties and we plan to continue to do so in the future. For example, in our Timber Treatment Chemicals business, we developed the technology to produce ACQ pursuant to a license agreement with Domtar Inc. and through the acquisition of the Kemwood business from Kemira Oyj. In addition, we expect to commercialize Ecolife, our next generation timber treatment preservative from our timber treatment chemicals business, as a result of our joint venture with Rohm and Haas Company. We endeavor to license or otherwise obtain intellectual property rights on terms favorable to us. However, we may not be able to license or otherwise obtain intellectual property rights on such terms or at all. Our inability to license or otherwise obtain such intellectual property rights could have a material adverse effect on our ability to create a competitive advantage and create innovative solutions for our customers, which will adversely affect our net sales and our relationships with our customers.

        The steps we take to protect our intellectual property may not provide us with any competitive advantage and may be challenged by third parties. We have been and currently are subject to oppositions of our patents and trademarks by third parties before regulatory bodies in certain jurisdictions. Our failure to defend these patents or registered trademarks may limit our ability to protect the intellectual property rights that these applications were intended to cover. In addition, a failure to obtain and defend our trademark registrations may impede our marketing and branding efforts and competitive position. A failure to protect our intellectual property rights could have a material adverse effect on demand for our products and our net sales.

Risk of Intellectual Property Litigation—Our products or processes may infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages or prevent us from selling our products.

        Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, our processes and products may infringe or otherwise violate the intellectual property rights of others. We may be subject to legal proceedings and claims, including claims of alleged infringement by us or our licensees of the patents, trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management's attention from operating our businesses. If we were to discover or be notified that our processes or products potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties or substantially re-engineer our products and processes in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

International Operations—As a global business, we are exposed to local business risks in different countries which could have a material adverse effect on our financial condition or results of operations and the value of our common stock.

        We have significant operations in many countries, including manufacturing facilities, research and development facilities, sales personnel and customer support operations. Currently, we operate, or others operate on our behalf, facilities in countries such as Brazil, Chile, China, Czech Republic, Malaysia, Poland, Portugal, Singapore, South Africa, South Korea, Taiwan and Turkey. Of our total net sales in 2006 of $2,975.2 million, approximately 66% were generated by shipments to countries outside North America. Our operations are affected directly and indirectly by global regulatory, economic and political conditions, including:

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  new and different legal and regulatory requirements in local jurisdictions;

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  managing and obtaining support and distribution for local operations;

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  increased costs of, and availability of, transportation or shipping;

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  credit risk and financial conditions of local customers and distributors;

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  potential difficulties in protecting intellectual property;

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  risk of nationalization of private enterprises by foreign governments;

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  potential imposition of restrictions on investments;

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  potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

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  capital controls; and

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  local political, economic and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

        In addition, our facilities may be targets of terrorist activities that could result in full or partial disruption of the activities of such facilities. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business. Our failure to do so could limit our ability to sell products, compete or receive payments for products sold in such locations.

        Furthermore, our subsidiaries are subject to the export controls and economic embargo rules and regulations of the United States, violations of which may carry substantial penalties. These regulations limit the ability of our subsidiaries to market, sell, distribute or otherwise transfer their products or technology to prohibited countries or persons. Failure to comply with these regulations could subject our subsidiaries to fines, enforcement actions and/or have an adverse affect on our reputation and the value of our common stock.

Retention of Key Personnel—If we lose certain key personnel or are unable to hire additional qualified personnel, we may not be able to execute our business strategy.

        Our success depends, in part, upon the continued services of our highly skilled personnel involved in management, research, production, sales and distribution, and, in particular, upon the efforts and abilities of our executive officers and key employees. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining key personnel, we may not be able to retain such personnel on acceptable terms or at all. Furthermore, if we lose the service of any executive officers or key employees, we may not be able to execute our business strategy. We do not have key-person life insurance covering any of our employees.

Relations with Employees—We are subject to stringent labor and employment laws in certain jurisdictions in which we operate, and our relationship with our employees could deteriorate, which could adversely impact our operations.

        A majority of our full-time employees are employed outside the United States, particularly in Germany where many of our businesses are located. In certain jurisdictions where we operate, particularly in Germany, labor and employment laws are relatively stringent and, in many cases, grant significant job protection to certain employees, including rights on termination of employment. In addition, in certain countries where we operate, including Germany, our employees are members of unions or are represented by a works council as required by law. We are often required to consult and seek the consent or advice of these unions and/or respective works' councils. These regulations and laws coupled with the requirement to consult with the relevant unions or works' councils could significantly limit our flexibility in managing costs and responding to market changes.

        Furthermore, with respect to our employees that are subject to collective bargaining arrangements or similar arrangements (approximately 21% of our full-time employees as of June 30, 2007), we may not be able to negotiate labor agreements on satisfactory terms and actions by our employees may disrupt our business. If these workers were to engage in a strike, work stoppage or other slowdown, we could experience a significant disruption of our operations and/or higher ongoing labor costs. In addition, if our other employees were to become unionized, we could experience a significant disruption of our operations and/or higher ongoing labor costs.

Tax Liabilities—If mg technologies ag (now known as GEA Group Aktiengesellschaft) or Degussa UK Holdings, Ltd. fail to satisfy their contractual obligations, we may be subject to increased tax exposure resulting from pre-acquisition periods.

        Under the terms of certain purchase agreements, third party sellers have agreed to substantially indemnify us for tax liabilities pertaining to the pre-acquisition periods. To the extent such companies fail to indemnify or satisfy their obligations, or if any amount is not covered by the terms of the indemnity, we would be required to record an adjustment to goodwill to satisfy any such liabilities and could be negatively impacted in future periods through increased tax expense.

Anticipated Capital Expenditures—Our required capital expenditures may exceed our estimates.

        Our capital expenditures, excluding capital leases, for the year ended December 31, 2006 and the six months ended June 30, 2007 were $171.9 million and $93.8 million, respectively, which consisted of expenditures to maintain and improve existing equipment and substantial investments in new equipment. For 2007, we expect capital expenditures to be comparable to 2006. Future capital expenditures may be significantly higher, depending on the investment requirements of each of our business lines, and may also vary substantially if we are required to undertake actions to compete with new technologies in our industry. We may not have the capital necessary to undertake these capital investments. If we are unable to do so, we may not be able to effectively compete in some of our markets.

Control—A conflict may arise between our interests and those of KKR.

        Affiliates of KKR own approximately 50.9% of our common stock on an undiluted basis. In addition, representatives of KKR occupy three of the nine seats on our board of directors. As a result, affiliates of KKR have substantial influence over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of the stockholders regardless of whether or not other stockholders believe that any such transactions are in their own best interests. For example, affiliates of KKR could cause us to sell revenue-generating assets, which could impair our long-term ability to declare dividends or grow our business. Additionally, KKR is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as affiliates of KKR continue to hold a majority of our outstanding common stock, they will have the ability to control the vote in any election of directors even though KKR does not currently occupy a majority of the seats on our board of directors.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

        Affiliates of KKR control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

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  the requirement that a majority of the board of directors consist of independent directors;

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  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors;

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  the requirement that we have a compensation committee that is composed entirely of independent directors; and

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  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

        We utilize these exemptions, and as a result, we do not have a majority of independent directors and our nominating/corporate governance and compensation committees do not consist entirely of independent directors. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

USE OF PROCEEDS

        In the case of a sale of our common stock by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of our common stock by any selling stockholder, we will not receive the proceeds from such sale.

DESCRIPTION OF OUR CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws. We also refer you to our amended and restated certificate of incorporation and bylaws, which are incorporated by reference in the registration statement.

Authorization Capitalization

        As of November 1, 2007, our authorized capital stock consists of:

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  400,000,000 shares of common stock, par value $.01 per share; and

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  50,000,000 shares of preferred stock, par value $.01 per share.

        As of the date of this prospectus, there were 73,857,168 shares of our common stock outstanding and approximately 110 holders of our common stock.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share on all matters submitted for action by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

        Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. Our senior secured credit facilities and indenture impose restrictions on our ability to declare dividends on our common stock.

        Liquidation Rights.    Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

        Other Matters.    Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

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  the designation of the series;

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  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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  restrictions on the issuance of shares of the same series or of any other class or series; and

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  the voting rights, if any, of the holders of the series.

Warrants

        In connection with the issuance in July 2003 of redeemable convertible preferred stock (which was redeemed with a portion of the net proceeds of our initial public offering), we issued to an affiliate of KKR warrants, exercisable at any time at a specified exercise price, to purchase 958,315 additional shares of our common stock. The warrants expire July 23, 2013.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may have an anti-takeover effect. Provisions of Delaware law may have similar effects.

Classified Board of Directors

        Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors will be elected each year.

Removal of Directors, Vacancies

        Our amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least a majority in voting power of all of our shares that are entitled to vote generally in the election of directors, voting as a single class; provided, however, if at any time KKR and DLJMB no longer beneficially own at least a majority in voting power of all shares entitled to vote in the election of directors, then, any director may be removed only for cause by the affirmative vote of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Stockholder Action by Written Consent

        Delaware law permits stockholder action by written consent unless otherwise provided by the amended and restated certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which KKR and DLJMB cease to beneficially own, in the aggregate, a majority of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Calling of Special Meetings of Stockholders

        Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our board of directors, our chief executive officer or the chairman of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or nominate candidates for election as directors must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year's annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice.

No Cumulative Voting

        Delaware law provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Supermajority Provisions

        Delaware law provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the amended and restated bylaws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote in the election of directors, voting together as a single class. In addition, a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote in the election of directors, voting as a single class, is required to amend certain provisions of our certificate of incorporation relating to actions by stockholders by written consent, board membership, limited liability of directors and indemnification of directors, officers, employees and agents, and amendment of our certificate of incorporation.

Authorized but Unissued Capital Stock

        The Delaware General Corporation Law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock were listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and consequently protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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  the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding and not outstanding, voting stock owned by the interested stockholder, those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer); or

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  on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

        "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Listing

        Our common stock is listed on the New York Stock Exchange under the symbol "ROC."

PLAN OF DISTRIBUTION

        We and/or a selling stockholder may sell our common stock from time to time in any of the following ways:

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  through underwriters or dealers;

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  directly to a limited number of purchasers or to a single purchaser; or

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  through agents.

        The prospectus supplement will set forth the terms of the offering of our common stock, including:

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  the name or names of any underwriters, dealers or agents and the number of shares of our common stock underwritten or purchased by each of them; and

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  the public offering price of a share of our common stock and the proceeds to us and/or the selling stockholder, if applicable, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We and/or the selling stockholder, if applicable, may affect the distribution of the shares from time to time in one or more transactions either:

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  at a fixed price or at prices that may be changed;

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  at market prices prevailing at the time of the sale;

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  at prices relating to such prevailing market prices; or

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  at negotiated prices.

        Transactions through dealers may include block trades in which dealers will attempt to sell our common stock as agent but may position and resell the block as principal to facilitate the transaction. Our common stock may be sold through dealers or agents or to dealers acting as market makers.

        If underwriters are used in the sale of any shares of our common stock, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares of our common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the shares of our common stock will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares of our common stock if they purchase any of the shares (other than any shares purchased upon exercise of any over-allotment option).

        We and/or a selling stockholder may sell our common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

        Any underwriters, broker-dealers and agents that participate in the distribution of our common stock may be deemed to be "underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares of our common stock, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in the prospectus supplement.

        Our common stock may be sold on any national securities exchange on which the shares may be listed at the time of sale, in the over-the-counter market or in transactions otherwise than on such exchanges or in the over-the-counter market or in transactions that include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges.

        We or a selling stockholder may enter into derivative transactions or forward sale agreements on the shares with third parties. In such event, we or the selling stockholder, if applicable, may pledge the shares underlying such transactions to the counterparties under such agreements, to secure our or the selling stockholder's delivery obligations. The counterparties or third parties may borrow shares from us, the selling stockholder or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, we and/or the selling stockholder, if applicable, may deliver shares to the counterparties that, in turn, the counterparties may deliver to us, the selling stockholder or third parties, as the case may be, to close out the open borrowings of shares. The counterparty in such transactions will be an underwriter and will be identified in the prospectus supplement.

        A prospectus supplement may be used for resales from time to time by any holder of our common stock that may acquire shares upon an in-kind distribution by any existing holder of all or a portion of such existing holder's shares to its limited and general partners. Such selling stockholder may include direct and indirect transferees, pledgees. donees and successors of a selling stockholder. Further, a prospectus supplement may be used in connection with sales or resales by any general partner of a selling stockholder in connection with sales by such general partner for cash or subsequent transfers by such general partner to its limited partners of their ratable portion of the shares then owned by such general partner, together with resales of such shares by such limited partners.

        Underwriters or agents may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate activities that may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

        Our common stock is listed on the NYSE under the symbol "ROC."

        Agents and underwriters may be entitled to indemnification by us and the selling stockholder, if applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business. The specific terms of the lock-up provisions in respect of any given offering will be described in the prospectus supplement.

LEGAL MATTERS

        The validity of the issuance of shares of our common stock to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others have an indirect interest in our common stock, through limited partnerships who are investors in certain affiliates of KKR that hold shares of our common stock.

EXPERTS

        The financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company's annual report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph relating to the Company's adoption of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit and Pension and Other Postretirement Plans, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Exchange Act, and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission's website at http://www.sec.gov. You may also read and copy any document we file with the Commission at its public reference facility located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed on the New York Stock Exchange. You may inspect reports and other information concerning us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act are available free of charge through our website at http://www.rocksp.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the Commission. Information contained on our website, however, is not and should not be deemed a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Commission allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Commission prior to the date of this prospectus, while information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus:

  •
  our annual report on Form 10-K for the year ended December 31, 2006 (including such information from our proxy statement for the 2007 annual meeting of stockholders filed on April 18, 2007 that is incorporated by reference in Part III of such annual report);

  •
  our quarterly reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

  •
  our current reports on Form 8-K filed on January 5, 2007, January 8, 2007, January 16, 2007, March 27, 2007, April 13, 2007, May 18, 2007, May 22, 2007 and October 11, 2007; and

  •
  the description of our common stock contained in our registration statement on Form 8-A filed on August 15, 2005.

        We will provide to each person upon request to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus. You may request a copy of these filings at no cost, by writing or calling us at:

Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540
Attention: Senior Vice President, Law & Administration

        You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the Commission.

10,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT
June 11, 2008

Credit Suisse

QuickLinks

TABLES OF CONTENTS
ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
PROSPECTUS SUPPLEMENT SUMMARY
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
MANAGEMENT
SELLING STOCKHOLDERS
UNDERWRITING
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
VALIDITY OF THE SHARES
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
ABOUT THIS PROSPECTUS
OUR COMPANY
SELECTED FINANCIAL DATA
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF OUR CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE